NO ACT

PE
1-3-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08041704

Received SEC
MAR 04 2008
Washington, DC 20549

March 4, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/4/2008

PROCESSED
MAR 10 2008
THOMSON
FINANCIAL

Christopher A. Butner
Assistant Secretary and Counsel
Corporate Governance
Legal
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Re: Chevron Corporation
Incoming letter dated January 3, 2008

Dear Mr. Butner:

This is in response to your letters dated January 3, 2008 and February 8, 2008 concerning the shareholder proposal submitted to Chevron by the Dominican Sisters of Sparkill, New York; the American Baptist Home Mission Society; St. Paul's Benevolent, Educational and Missionary Institute, Inc.; the Congregation of the Passion – Holy Cross Province, the Basilian Fathers of Toronto; the Sisters of Mercy, Regional Community of Detroit Charitable Trust; the Dominican Sisters of Mission San Jose; Catholic Healthcare Partners; Catholic Healthcare West; Christian Brothers Investment Services, Inc.; Congregation of Divine Providence, Inc.; the Dominican Sisters of Hope; the Sisters of St. Joseph of Carondelet; the Missionary Oblates of Mary Immaculate; the Pension Boards – United Church of Christ, Inc.; the SEIU Master Trust; the Sisters of Charity of Saint Elizabeth; the Ursuline Sisters of Tildonk; the Community of the Sisters of St. Dominic of Caldwell, New Jersey; the Sisters of the Humility of Mary; the United Church Foundation; the United Methodist Church Foundation; and the Mercy Investment Program. We also have received letters on the proponents' behalf dated January 28, 2008 and February 8, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Chevron

Christopher A. Butner
Asst. Secretary,
Corporate Governance
Legal

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

January 3, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Excluding a Stockholder Proposal Concerning Greenhouse Gas (GHG) Emissions from Chevron Corporation's 2008 Proxy Materials

Dear Sir or Madam:

We are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action if Chevron Corporation excludes a stockholder proposal (the "2008 Proposal") submitted to it by the Sisters of St. Dominic of Caldwell New Jersey and other co-filers (together, the "Proponent") from Chevron's 2008 definitive proxy materials. Chevron expects to file its 2008 definitive proxy materials on or about April 11, 2008. We are enclosing seven copies of this letter and its attachments and concurrently sending a complete copy to Patricia A. Daly, OP, the Proponent's representative.

Summary

We respectfully submit that Chevron may exclude the 2008 Proposal from its 2008 definitive proxy materials under Rule 14a-8(i)(10) (substantially implemented) because Chevron has for several years adopted and disclosed "quantitative goals. . . for reducing total [GHG] emissions from [its] products and operations," and annually reports to stockholders and the general public on its performance against these goals and Chevron's other efforts to reduce GHG emissions. We respectfully request that the Staff confirm that it will not recommend any enforcement action if Chevron excludes the 2008 Proposal from its 2008 definitive proxy materials.

The 2008 Proposal

The 2008 Proposal is entitled "Reduce Greenhouse Gas (GHG) Emissions," and the resolution reads as follows:

> RESOLVED, shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2008, on its plans

> to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

A copy of the 2008 Proposal, its supporting statement and the Proponent's related correspondence is attached to this letter as **Exhibit A.**

Basis for Excluding the 2008 Proposal—Rule 14a-8(i)(10)

The 2008 Proposal may be excluded from Chevron's 2008 definitive proxy materials under Rule 14a-8(i)(10) (substantially implemented) because Chevron has for several years adopted and disclosed "quantitative goals. . . for reducing total [GHG] emissions from [its] products and operations," and annually reports to stockholders and the general public on its performance against these goals and Chevron's other efforts to reduce GHG emissions.

A. The Substantially Implemented Standard

Under Rule 14a-8(i)(10), a stockholder proposal can be excluded form a company's proxy statement "if the company has substantially implemented the proposal." The underlying purpose of Rule 14a-8(i)(10) (as stated in connection with its predecessor rule) is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976).

In its 1983 amendments to the proxy rules, the Securities and Exchange Commission (the "Commission") specifically abandoned its position under the predecessor to Rule 14a-8(i)(10) that exclusion was permitted only if a company had "fully effected" the proposal, finding that this strict "formalistic application" of the provision "defeated its purpose." Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983) (the "1983 Release"). The 1998 amendments to the proxy rules, which implemented the current Rule 14a-8(i)(10), reaffirmed this position. See Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not "fully effected." Were this not so, and Rule 14a-8(i)(10) applied too strictly, proponents could evade the purpose of the rule merely by including some element in the proposal that differs from the company's policies or practice.

Staff responses to requests for no-action relief confirm that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available Mar. 28, 1991). Thus, the Staff will permit a company to exclude a proposal under Rule 14a-8(i)(10) when the company can demonstrate that it has already taken actions to address the essential objectives of a stockholder proposal. This is particularly true when the proposal calls for establishing and reporting to stockholders on certain goals or benchmarks. For example, in 2007 and 2006, Exxon Mobil received stockholder proposals requesting a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products (2007) and that the company establish policies designed to achieve the long-term goal of making the company the recognized leader in low-carbon emissions in both production and products (2006). *Exxon Mobil Corp.* (available Mar. 23, 2007) and *Exxon Mobil Corp.* (available Mar. 17, 2006). In each instance, Exxon successfully argued that it had substantially implemented the proposal by regularly communicating with stockholders on the topics of renewable energy and GHG emissions through a number of venues, including executive speeches and its bi-annual report to stockholders on energy trends, GHG emissions and future energy options, which were available to stockholders on the company's web site.

Similar requests for no-action relief have been granted when the company could demonstrate that it had already established proposed targets or benchmarks and was already reporting to stockholders on its performance. See, for example, *Honeywell International Inc.* (available Feb. 21, 2007) (proposal requesting sustainability report); *Albertson's, Inc.* (available Mar. 10, 2005) (same); *Exxon Mobil Corp.* (available Mar. 18, 2004) (proposal requesting report on company's response to rising pressures to reduce GHG emissions); *Exxon Mobil Corp.* (available Mar. 18, 2004) (proposal requesting report on renewable energy plans); *Excel Energy, Inc.* (available Feb. 17, 2004) (proposal requesting report on company's response to rising pressures to reduce GHG emissions); *Kmart Corporation* (available Feb. 23, 2000) (proposal requesting report on vendor standards and compliance programs).

B. Chevron has substantially implemented the 2008 Proposal.

Chevron has substantially implemented the 2008 Proposal. The 2008 Proposal requests that Chevron set quantitative goals for reducing GHG emissions and report its plans for achieving its goals. Consistent with the objectives of the 2008 Proposal, Chevron has developed a comprehensive, long-term strategy to significantly reduce GHG emissions from its operations and products and achieve energy efficiencies through renewable and alternative energy sources. This strategy includes annually setting and disclosing quantitative goals to reduce GHG emissions. Chevron publicly discloses its strategies and goals through an annual Corporate Responsibility Report and through the Chevron Web site. Set forth below are sample excerpts from Chevron's publicly released Corporate Responsibility Reports for each of the last four years, addressing Chevron's quantitative goals and strategies for reducing GHG emissions. (The full section of each report referenced below is attached as **Exhibit B** to this letter. Each report can be viewed in full on the Chevron Web site at www.chevron.com/GlobalIssues/CorporateResponsibility/[Year of Report].) The 2007 Corporate Responsibility Report, including the goals for 2008, will be available in the Spring of 2008.

Source	**Reported**
2006 Chevron Corporation Corporate Responsibility Report	• "In 2006, our operations emitted 61.9 million metric tons of CO2 equivalents, **well under our goal** of 68.5 million metric tons of CO2 equivalent. **For 2007, we are setting a preliminary goal of 63.5 million metric tons of CO2 equivalent.**" (emphasis added) (page 30) • "The primary sources of our GHG emissions are combustion. . . In 2006, these combined sources accounted for more than 90 percent of our GHG emissions. Our products resulted in emissions from combustion of 395 million metric tons of CO2 in 2006." (page 30) • "Chevron's international upstream organization adopted a flaring and venting standard in 2005 that aligns with the World Bank's voluntary standard. . .[and] requires existing continuous associated-gas flares and vents to be eliminated by 2010 and 2008. . . Our business units have identified eight important flaring and venting reduction projects in Angola, Kazakhstan and Nigeria that are expected to produce significant reductions to GHG emissions by 2010." (page 30) • "In 2006, **we beat our target** on the Chevron Energy Index, which measures energy use at each facility and for each business activity. Chevron achieved a level of 73

Source	Reported
	on the index, an improvement of three points over 2005 and **two points better than our goal** of 75. Today, our operations are 27 percent more energy efficient than they were in 1992, the base year. This improvement translates into lower GHG emissions required to produce our products." (emphasis added) (page 32) • "Chevron has invested more than $2 billion in renewable and alternative energy and in energy efficiency services since 2002. We expect to invest more than $2.5 billion from 2007 through 2009 in these same areas." (page 33)
2005 Chevron Corporation Corporate Responsibility Report	• "In 2005, **we met our goal** of no net increase in GHG emissions from our operations compared with 2004. . . Our 2005 emissions were 59.7 million metric tons of CO_2 equivalent emissions. For 2005, our products resulted in emissions of 374 million metric tons of CO_2 equivalents, or 1.5 percent of global emissions. . . **For 2006, our preliminary goal is 68.5 million metric tons of CO_2 equivalents.**" (emphasis added) (page 24) • "We require proposed projects over $5 million to analyze the financial impact of carbon emissions within a range of costs per metric ton *of CO_2 equivalent*. By doing so, planning for our capital projects accounts for the costs associated with GHG emissions reduction policies and for the potential eligibility for emissions reduction credits." (page 25) • "In 2005, **we met our companywide Chevron Energy Index (CEI) goal** of 76. . . Through a consistent focus on energy efficiency, we have reduced our energy consumption per unit of output by 24 percent since 1992. . . In 2005, [Chevron Energy Solutions Company (CES)] saved its customers 177 million kilowatt hours of electricity and 1.2 billion cubic feet of natural gas." (emphasis added) (page 25) • "We have *reduced natural gas emissions* by more than 20 billion cubic feet since 1991. At the same time, the reduction of flaring and venting in overseas operations offers a significant opportunity to cut GHG emissions and utilize the gas resources. Flaring and venting totaled approximately 25 percent of our total GHG emissions in 2005." (page 25)
2004 Chevron Corporation Corporate Responsibility Report	• "For 2004, Chevron's total net emissions were approximately 62.5 million metric tons of CO_2 equivalents. . . Chevron's emissions decreased by more than 1 million metric tons of CO_2 equivalent in 2004 compared with the year before. **We achieved our 2004 corporatewide emissions goal** of 63 million metric tons or less of CO_2 equivalent emissions. . . **[W]e are holding our preliminary corporatewide emissions goal for 2005 flat at 63 million metric tons or less of CO_2 equivalent.**" (emphasis added) (page 47) • "In 2004, flaring and venting accounted for 24 percent of CO_2 equivalent emissions, combustion accounted for 61 percent, and other sources accounted for 15 percent. In absolute numbers, the flaring and venting emissions of 14.9 million metric tons of CO_2 equivalent in 2004 represents a 1.3 million metric-ton decline from the flaring and venting emissions of 16.2 million metric tons in 2003." (page 47) • "For 2004, we estimate that the use of our products resulted in GHG emissions of approximately 377 million metric tons of CO_2 equivalent." (page 47) • "**We beat our 2004 energy efficiency target** by two full points on our Chevron Energy Index (CEI) [formerly CTEI]. This is a two point improvement compared with 2003 and represents a savings of approximately 20.85 trillion Btus of energy and $72 million. . . We expect to sustain the gains made in 2004 and **have set a [CEI] target** of 76 for 2005." (emphasis added) (pages 44-45) • "During 2004, we completed an independent review by KPMG/URS of the quality of our 2002 and 2003 GHG data. . . the exercise, completed in August 2004,

Source	Reported
	validated strengths of our inventory system and identified areas for continuing improvement. . . Further information, including the KPMG/URS report and our inventory protocol, is available on our Web site." (Page 46) • "We continue to participate actively in several CO_2 sequestration initiatives including. . . the CO_2 Capture Project, The Carbon Sequestration Leadership Forum [etc.]" (page 47) • "We estimate our global 2004 emissions of NOx to be approximately 114 thousand metric tons, nearly 10 percent less than in 2003. . . In 2004, SOx emissions were approximately 133 thousand metric tons, a more than 10 percent reduction over 2003. . . In 2004, the first year in which we have corporatewide data, VOC emissions were estimated to be approximately 427 thousand metric tons. . . In 2004, one of our key air emissions achievements was in our Tengizchevroil (TCO) joint venture in Kazakhstan, which achieved its lowest total air emissions levels in the past eight years." (page 51) • "In Nigeria, we reached a key milestone in 2004 with a final commitment to begin construction on the West African Gas Pipeline. . . This $590 million project will reduce flaring by as much as 80 million metric tons of CO_2 equivalent over a 20-year life of the project." (page 56)
2003 Chevron Texaco Corporate Responsibility Update	• "For 2003, ChevronTexaco's total net [GHG] emissions were approximately 64 million metric tons of CO_2 equivalents. . . Altogether, these factors [described previously] contributed to an increase of about 500,000 metric tons of CO_2 equivalents in 2003 as compared with our restated 2002 net emissions. . . **ChevronTexaco's preliminary corporatewide emissions goal for 2004 is 63 million metric tons of CO_2 equivalents.**" (emphasis added) (page 12) • "We engaged KPMG and URS to perform an independent review of GHG data quality for both 2002 and 2003. . . The KPMG/URS report is available on our Web site." (page 12) • **"We met our 2003 energy efficiency target**, with the ChevronTexaco Energy Index (CTEI) ending the year at 78. This represents total energy consumption for the assets we operate of approximately 880 trillion Btus in 2003. . . Our 2003 performance represents our highest efficiency level to date a 22 percent decrease in energy consumption per unit of output since we established CTEI. . . **For 2004, our CTEI target remains constant** at 78." (emphasis added) (page 12) • "We participated in several major CO_2 sequestration initiatives during 2003 and. . . in 2003 [we] continued to demonstrate the effectiveness of CO_2 injection technologies." (page 13-14) • "We continue to pursue activities to reduce flaring or venting of gas. . . Such reductions will make a significant contribution to cutting our GHG emissions, as flaring and venting accounted for approximately 25 percent of our 2003 total GHG emissions. . . In 2003 work was initiated or continued on several major capital projects that incorporate flaring reduction or elimination elements." (page 14) • "For several years, we have collected data on the emissions of nitrogen oxides (NO_X), sulfur dioxides (SO_X) and volatile organic compounds (VOCs)from our refining operations worldwide. . . Globally, our 2003 emissions of NO_X and SO_X were estimated to be approximately 126,000 metric tons of NO_X and 141 metric tons of SO_X." (page 14)

In addition to annually publishing a Corporate Responsibility Report, Chevron has set forth its strategy to reduce GHG emissions on its Web site at www.chevron.com/GlobalIssues/ClimateChange. Included is a detailed discussion of a comprehensive plan to manage GHG emissions, known as the Climate Change Action Plan, which is attached as **Exhibit C** to this letter.

As noted above, the underlying purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). We respectfully submit that the information contained in Chevron's annual Corporate Responsibility Report and on its Web site detailing its goals and plans for and performance in reducing GHG emissions "compare favorably with" and achieve the essential objectives of the 2008 Proposal. The Proponent may quibble with Chevron's performance against its goals (see Supporting Statement at para. 7 and 8), but that does not diminish the fact that the central "call" of the 2008 Proposal is for Chevron to adopt and disclose goals and disclose its strategies for accomplishing those goals. As demonstrated above, Chevron has done so and, accordingly, it is not necessary for stockholders to consider the 2008 Proposal.

Conclusion

For the reasons cited above, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company excludes the 2008 Proposal from its 2008 definitive proxy materials. If the Staff has any questions with respect to the foregoing, please contact me at 925-842-2796 or Rick E. Hansen at 925-842-2778. We may also be reached by facsimile at 925-842-2846 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent's representative, Patricia A. Daly, OP, can be reached by facsimile at 973-509-8808.

Please acknowledge receipt of this letter and the enclosures by date-stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Counsel

Enclosures

cc Lydia I. Beebe
Charles A. James

Exhibit A

4 Pages

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
tricri@mindspring.com

November 12, 2007

Mr. David O'Reilly
CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. O'Reilly:

In the recent years that we have been discussing global warming with our colleagues at Chevron, our company has responded to international demands to address greenhouse gas emissions. Institutional shareowners from the Interfaith Center on Corporate Responsibility continue to be critically concerned about the greenhouse gas emissions generated by our Company and its products, and believe that it is time for Chevron to publicly set reduction goals. As policy initiatives in the U.S. are now certain, shareholders need to see our Company's long-term plan for profitability in the midst of carbon constraints nationally and internationally.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of two hundred twelve (212) shares of Chevron, which we intend to hold at least until after the next annual meeting. Verification of ownership will follow.

I am hereby authorized to notify you of our intention to file the attached proposal asking our Board of Directors to report on goals to reduce greenhouse gas emissions, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns.

We look forward to continued work with our company to achieve GHG reductions.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Chevron
Reduce Greenhouse Gas (GHG) Emissions

Whereas:
The International Energy Agency warned in its 2007 World Energy Outlook that "urgent action is needed if greenhouse gas concentrations are to be stabilized at a level that would prevent dangerous interference with the climate system."

The Kyoto greenhouse gas (GHG) emissions reduction targets may be inadequate to avert the most serious impacts of global warming. UK Prime Minister Gordon Brown says the EU should aim to reduce its carbon dioxide (CO2) emissions by 30% below 1990 levels by 2020 and by at least 60% by 2050.

The 2006 Stern Review on the Economics of Climate Change, "...estimates that if we don't act, the overall (worldwide) costs and risks of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever." In contrast, the costs of action would be about 1% of global GDP each year.

Dozens of companies, including ConocoPhillips, BP America and Shell, have endorsed calls for the United States to reduce its carbon emissions by 60-80 percent in the next few decades.

California recently capped GHG emissions at 1990 levels by 2020. Chevron extracts crude oil and natural gas, operates refineries, and markets and sells gasoline in California, business activities that will be impacted by the new state law. Its competitor, ConocoPhillips, was recently forced to offset the GHG emissions associated with increased production from one of its California refineries in return for the attorney general dropping opposition to the expansion.

Chevron has made incremental emissions reductions in its operations. It has spent more than $2 billion in renewable and alternative energy and on energy efficiency services since 2002 and it expects to spend more than $2.5 billion from 2007 through 2009 in these same areas.

This commendable effort is offset by the fact that, in 2006, GHG emissions from Chevron products totaled 395 million metric tons of CO_2 equivalent, or 1.5% of global emissions (International Energy Agency estimates). This is approximately six times the amount of Chevron's operational emissions. Chevron also cited declining performance on three key corporate responsibility indicators in 2006:

- Combustion, flaring and venting remain the largest contributors to Chevron's GHG emissions, increasing from 14.7 millions of metric tons of CO_2 equivalent in 2005 to 16.1 in 2006.
- Chevron's global NO_X emissions increased from 122 to 138 thousands of metric tons between 2005 and 2006.
- Total energy use increased from 2005 to 2006 from 853 to 900 trillions of Btu.

While Chevron has made progress in reducing operational emissions and introduced some new low-carbon products, it has yet to develop a comprehensive long term strategy to significantly reduce GHG emissions from operations and products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2008, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

3/4

STATE STREET.

33 Maiden Lane
P.O. Box 2327
New York, NY 10272-2327
(212) 937-9799
www.statestreet.com

Letter of Verification of Ownership

November 6, 2007

To Whom It May Concern:

The Community of the Sisters of St. Dominic of Caldwell New Jersey is the beneficial owner of 212 shares of Chevron. These shares have been consistently held for more than one year. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

Sincerely,

Teresa Zimmardi

Teresa Zimmardi, Officer
Wealth Manager Services
State Street Bank
33 Maiden Lane 4th Fl
New York NY 10038
646-825-6553
646-825-6610 (Fax)

Exhibit B

33 Pages

Chevron

Investing in human energy



2006 Corporate Responsibility Report

Environment and Climate Change

Chevron is committed to providing affordable, reliable energy supplies to meet growing global demand in an environmentally responsible way. We apply our expertise to address complex technical challenges, protect the environment and mitigate the environmental impact of our operations.

On the following pages, we summarize our performance in 2006 and discuss climate change, our portfolio of renewable energy projects and how we are standardizing our environmental management practices across the company.



"Diversifying our sources of energy is essential to meet the world's growing demand for energy in an environmentally sound way. Developing the infrastructure to produce and distribute new forms of energy, such as biofuels, at the necessary scale is a significant challenge. That's why our portfolio of technology investments and strategic research alliances is so important. To succeed, we need energy solutions that are innovative, practical and enduring."

Don Paul
Vice President and Chief Technology Officer
Chevron Corporation



Alicia Boutan, vice president of Business Development for Chevron Technology Ventures (CTV), visits the Galveston, Texas, biodiesel facility, currently under construction. CTV has an equity position in the plant, one of the first such large-scale plants in the United States. The facility will have the potential to produce 100 million gallons per year of this clean-burning renewable fuel.

3/33

Climate Change

At Chevron, we recognize and share the concerns of governments and the public about climate change. The use of fossil fuels to meet the world's energy needs is a contributor to an increase in greenhouse gases (GHGs) - mainly CO_2 and methane - in the earth's atmosphere. There is a widespread view that this increase is leading to climate change, with adverse effects on the environment.

We took early action to create a comprehensive plan, known as the Fourfold Plan of Action on Climate Change, which is in the fifth year of implementation. We are:

- Reducing emissions of GHGs and increasing energy efficiency.
- Investing in research, development and improved technology.
- Pursuing business opportunities in promising, innovative energy technologies.
- Supporting flexible and economically sound policies and mechanisms that protect the environment.

Climate change is a global concern. Nation by nation, coordinated frameworks are essential. Fragmented actions have the potential for undue economic cost without effectively mitigating climate change risk.

In alignment with our Fourfold Plan of Action on Climate Change, the following principles are essential to ensure flexible and economically sound policies in light of uncertainties that exist:

- **Global Engagement:** The reduction of greenhouse gas emissions must be shared equitably by the top emitting countries of the world. We support equitable sharing via long-term and coordinated national frameworks.
- **Energy Security:** Fossil fuels are expected to dominate energy supply for decades to come. Climate policy must recognize the role these critical energy sources play to ensure security of supply and economic growth.
- **Maximize Conservation:** Energy efficiency and conservation are the most immediate and cost-effective sources of new energy, with no GHG emissions. Government programs to promote energy efficiency and conservation must continue and should be enhanced.
- **Measured and Flexible Approach:** GHG reduction objectives must avoid a disruptive economic impact and allow for realistic turnover in capital and a phase in of new, low-carbon technologies. Periodic "check points" are advised in light of new scientific and economic impact information.
- **Broad, Equitable Treatment:** Broad and equitable treatment of all sectors of the economy is necessary to ensure no sector or company is disproportionately burdened.
- **Enable Technology:** Government support and partnerships with the private sector for pre-competitive research and development in carbon mitigation and clean energy technologies must continue at an accelerated pace.
- **Transparency:** The costs, risks, trade-offs and uncertainties associated with such climate policies must be openly communicated.

For more information, visit our Web site. [1]

Reducing GHG Emissions

In 2006, our operations emitted 61.9 million metric tons of CO_2 equivalent, well under our goal of 68.5 million metric tons of CO_2 equivalent.[1,3] For 2007, we are setting a preliminary goal of 63.5 million metric tons of CO_2 equivalent. We intend to manage our emissions while growing our business. Chevron continues to execute energy efficiency improvements and to reduce flaring and venting emissions.

The primary sources of our GHG emissions are combustion, which occurs during operations, and flaring and venting of natural gas, a byproduct of crude oil production (see "GHG Emissions by Source" chart on page 31). In 2006, these combined sources accounted for more than 90 percent of our GHG emissions.

Our products resulted in emissions from combustion of 395 million metric tons of CO_2 in 2006.[2]

Chevron's international upstream organization adopted a flaring and venting standard in 2005 that aligns with the World Bank's voluntary standard. It requires all new capital projects be developed without continuous associated-gas flaring and venting, where feasible. The international upstream standard also requires existing continuous associated-gas flares and vents to be eliminated by 2010 and 2008, respectively, wherever feasible. Our business units have identified eight important flaring and venting reduction projects in Angola, Kazakhstan and Nigeria that are expected to produce significant reductions to GHG emissions by 2010.

1 Chevron's GHG emissions data are reported on an equity basis for all businesses in which Chevron has an interest except where noted below. The following entities are not currently included in the Chevron corporate greenhouse gas inventory: Chevron Phillips Chemical Company, Dynegy Inc., the Caspian Pipeline Consortium, Azerbaijan International Operating Company, the Chad/Cameroon pipeline joint venture, Caltex Australia Limited's Lytton and Kurnell refineries, and other refineries in which Chevron has an equity interest of 16 percent or less. These are entities over which we do not have full operational control or which do not generally follow our corporate GHG inventory protocol or a compatible protocol.

2 Product emissions are calculated based on total 2006 upstream liquids, gas and coal production figures from Chevron's 2006 Annual Report. The emission factors used are from the American Petroleum Institute's *Compendium of Greenhouse Gas Emissions Estimations Methodologies for the Oil and Gas Industry*, published in 2004.

[1] www.chevron.com/social_responsibility/environment/global_climate.asp

We require that capital projects evaluate GHG emissions profiles, opportunities for reduction and potential opportunities from carbon credits. All capital projects of more than $5 million must conduct an initial analysis to estimate emissions and their potential range of carbon costs and benefits. Analyses are integrated into the capital projects planning process. Projects of more than $50 million must submit results from the full assessment before they are funded. See "Supporting Flexible and Economically Sound Mechanisms" on page 32 for more on carbon markets and trading mechanisms.

Capitalizing on Energy Efficiency
Exploration, production, shipping and refining operations require a significant amount of energy. The sources of this energy are primarily natural gas, crude oil, liquefied petroleum gas, diesel fuel and electricity. As existing production fields mature, more energy is needed to produce the same amount of crude oil and natural gas. Also, additional energy is required as oil and gas production increases and refinery throughput increases. The need for cleaner products also increases the amount of energy needed to run our operations. Consequently, improving the energy efficiency of our operations is increasingly important from an environmental and business perspective. The cost of energy to the company is substantial, averaging $3 billion annually from 2001 to 2005 and reaching $5.3 billion in 2006. The total energy consumption of our operated assets in 2006 was 900 trillion Btu.

GHG Emissions by Source[3]
Millions of metric tons of CO_2 equivalent



Combustion
Flaring and venting
Other
2006
41
16.1
4.8
2005
37.4
14.7
7.0
2004
38.1
14.9
7.7
2003
38.9
16.2
7.0
2002
38.8
15.8
7.1

GHG Emissions by Sector[3]
Millions of metric tons of CO_2 equivalent



Upstream
Downstream
Other
2006
35.2
23.8
2.9
2005
34.1
22.4
2.5
2004
33.4
24.0
3.2
2003
35.2
23.7
3.2
2002
34.8
24.3
2.6

Total GHG Emissions by Type[3]
Millions of metric tons of CO_2 equivalent

	Direct	Indirect	Grid Credits
2006	65.3	-2.5	-0.9
2005	61.3	-1.6	-0.7
2004	61.8	-0.2	-0.9
2003	62.6	0.3	-0.9
2002	62.8	-0.2	-0.9

Chevron Energy Index
1992 = base 100



2006
73
2005
76
2004
76
2003
78
2002
79
2001
79
2000
83
1992
50
100

See page 32 for more information.

3 Chevron's net increase of approximately 3 million metric tons of CO_2-equivalent emissions from 2005 to 2006 can be attributed primarily to accounting of emissions from former Unocal assets for the full year of 2006, compared with just five months in 2005 (Chevron acquired Unocal in August 2005).

The increased emissions are offset by material decreases attributable to reduced flaring as well as to improved estimates of emissions of methane, a greenhouse gas, as part of ongoing improvements in environmental reporting. Chevron's business units continue to make improvements in energy efficiency, as described on page 32, which helps moderate growth in emissions.

Chevron's 2005 greenhouse gas emissions have been restated from 59.7 million to 59.0 million metric tons of CO_2 equivalent as a result of continuing data analysis and improvements in our environmental reporting.

Due to rounding, individual figures may not sum to the 2006 GHG emissions total of 61.9 million metric tons of CO_2 equivalent.

A COMMITMENT SINCE 2001

"Chevron's commitment to managing and reducing greenhouse gas emissions began in 2001, when we began executing our Fourfold Plan of Action on Climate Change. Under this plan, we established a systematic protocol for estimating GHG emissions, and we now require our major capital projects to include a review of these emissions, including the impact of carbon-associated costs. We have continued to improve our own energy efficiency as well as help our customers do the same. At the same time, we are investing in the development of advanced energy technologies and deploying commercially proven renewable energy technologies around the world."

Georgia Callahan, General Manager
Global Policy and Strategy
Chevron Health, Environment and Safety



5/33

In 2006, we beat our target on the Chevron Energy Index, which measures energy use at each facility and for each business activity (see chart on page 31). Chevron achieved a level of 73 on the index, an improvement of three points over 2005 and two points better than our goal of 75. Today, our operations are 27 percent more energy efficient than they were in 1992, the base year. This improvement translates into lower GHG emissions required to produce our products. For more information on the Chevron Energy Index and our energy efficiency strategies, please visit our Web site. [1]

Our business units continue to make steady progress each year in improving their energy efficiency. Continuing this trend requires constant focus and progress on our key energy efficiency opportunities, including designing energy efficiency into our capital projects, keeping existing equipment efficient through proper maintenance and upgrading, and auditing and benchmarking our progress. Cogenerating power and steam in our facilities has also been an important part of our overall strategy since the early 1990s.

Supporting Innovation in Technology Development and Deployment

In August 2006, we hosted the first of three International Energy Agency and Carbon Sequestration Leadership Forum workshops, "Near-Term Opportunities for Carbon Capture and Storage." The workshop was intended to support the Group of Eight's (G8) plan to accelerate development and commercialization of carbon capture and storage. Experts who attended the workshop exchanged viewpoints on policy and on technical and commercial information. Additional workshops are scheduled for Canada and Norway in 2007, with final recommendations for near-term opportunities to be reported back to the G8 leaders at their 2008 meeting in Japan.

Since 2004, our climate change specialists have acted as industry-expert contributors and review editors for key publications by the Intergovernmental Panel on Climate Change (IPCC). These include the Carbon Dioxide Capture and Storage special report, the National Emissions Inventory Reporting Guidelines, and the Mitigation of Climate Change section of the Fourth Assessment Report, to be published in 2007. The IPCC was established in 1988 by the World Meteorological Organization and the United Nations Environment Programme to assess scientific, technical and socioeconomic information relevant to climate change.

Supporting Flexible and Economically Sound Mechanisms

Chevron participates in policy development and decision making on energy issues at the international and national levels, and in the United States at the state level. We also engage in constructive dialogues with a broad range of stakeholders on international mechanisms that provide flexible, market-based, economically sound means to reduce emissions. Since its inception in 2004, our carbon markets team has continued to support compliance efforts with the EU Emissions Trading Scheme and to pursue opportunities for credits under the Kyoto Protocol.

In September 2006, the state of California approved legislation mandating that GHG emissions in the state be reduced to 1990 levels by 2020. The state government is currently designing a regulatory program that will cover emissions from the company's upstream and downstream operations in the state, as well as developing a low-carbon fuels standard. This would essentially lower the overall carbon emissions created by transportation fuels in California. We are working closely with state officials and the business community to help regulators design an efficient, achievable and equitable framework for businesses to use in meeting these new mandates.



The Sanha Condensate Project in Angola was designed to address the largest single source of flaring from our operations. The project prevents flaring by capturing associated natural gas, producing liquefied petroleum gas for export, and reinjecting produced gas into the Sanha reservoir.

[1] www.chevron.com/social_responsibility/energy_conservation/

6/33

Renewable Energy

Global energy demand is expected to increase by 50 percent by 2030. While conventional fossil fuels are expected to continue to be a primary source of energy for decades, changing market dynamics and higher energy prices are accelerating the pace and scale at which renewable energy is becoming a part of mainstream energy supplies.

Chevron is a leading producer of renewable energy in the oil and gas industry and one of the largest producers of geothermal energy in the world. We currently have installed capacity to produce 1,156 megawatts of geothermal energy. In 2006, we added a strategic intent to our strategic plan to invest in renewable energy technologies. We will also capture profitable positions in important renewable sources of energy. As markets and regulatory requirements continue to evolve, we plan to build our existing portfolio of renewable energy with a focus on transportation and power generation. Chevron has invested more than $2 billion in renewable and alternative energy and in energy efficiency services since 2002. We expect to invest more than $2.5 billion from 2007 through 2009 in these same areas.

In 2006, we formed strategic alliances with government, academic and other institutions to focus on emerging technologies, demonstration projects and application of proven technologies. We also announced several new joint initiatives to develop environmentally responsible and commercially viable technologies and processes to recover crude oil and natural gas from western U.S. oil shale sources, an alternative source of energy.

Renewable Energy for Power Generation
Geothermal energy, used for electricity production by utilities, constitutes most of our investment in renewable energy. Projects we operate in Indonesia and the Philippines have produced a total of approximately 128 million megawatt hours of electricity since 1979. Compared with coal-fired generation, this represents avoiding approximately 77 million metric tons of CO_2.

We also work with institutions and businesses to develop projects that provide electricity from solar, wind, biomass, and other emerging and proven technologies, largely through Chevron Energy Solutions (CES). CES, a wholly owned subsidiary, provides public institutions and businesses with projects that increase energy efficiency and reliability, reduce operating costs, and benefit the environment. Customers include U.S. federal, state and local government agencies; educational institutions; and commercial and industrial businesses, including Chevron operating companies. CES' projects are funded primarily by energy savings gained through the installation of efficient equipment and often include renewable and alternative power technologies. More information about CES can be found on our Web site. [2]

Alternative Transport Fuels
Chevron Technology Ventures, a subsidiary of Chevron, has led our alternative transport fuels and energy technology development, primarily biofuels and hydrogen technology. Two primary goals of this work are to determine whether these technologies can meet our standards for quality, reliability and efficiency and whether they can pass a market-commerciality and economics test.

As a transportation fuel, hydrogen can be made from a variety of conventional and renewable energy sources. However, there are significant challenges inherent in making hydrogen commercially viable. We will continue to share accurate information about the costs and benefits of hydrogen technology with policy makers and other interested parties.

Chevron is taking a practical approach to hydrogen technology by developing public-private collaborations, commissioning hydrogen demonstration stations and

DEVELOPING STRATEGIC RESEARCH ALLIANCES

"World energy demand is growing, and we need to find ways to meet it that make sense from both an economic and environmental perspective. Chevron's strategic research alliance with Georgia Tech reflects a shared commitment to develop advanced technology that can provide clean, affordable energy through the use of cellulosic biofuels and hydrogen fuels."

Roger Webb
Director, Strategic Energy Institute
Georgia Institute of Technology



[2] www.chevronenergy.com/

7|33

implementing technologies in real-world applications. We are engaged in numerous projects that are designed to provide valuable experience designing and operating hydrogen fuel systems.

Examples of our investments in hydrogen technology include the following:

- In Florida, Chevron Technology Ventures is collaborating with the state, Ford Motor Company and Progress Energy to design and build the state's first advanced hydrogen energy station. The station, which became operational in early 2007, will fuel a fleet of hydrogen internal-combustion-engine buses to be used by multiple vehicle operators at the Orlando airport.
- In California, Chevron Technology Ventures is working with one of the state's largest public transit operators, Alameda-Contra Costa Transit Authority, on a project inaugurated in 2006 that has produced hydrogen fuel onsite for a fleet of fuel cell buses and other hydrogen-powered vehicles. The buses are used to transport customers throughout the San Francisco Bay Area on traditional routes. In Chino, California, Chevron Technology Ventures has used proprietary integration technologies since 2005 to reform natural gas into hydrogen at its demonstration station at the Hyundai-Kia America Technical Center.

These projects are providing information critical to effectively integrating hydrogen technologies with existing energy supply systems. Chevron will continue to explore the most efficient and cost-effective ways to address the complex challenges of commercializing hydrogen fuels. Visit the Chevron Technology Ventures Web site for more information on specific hydrogen projects. [1]



Chevron Energy Solutions engineered and installed a unique system to turn inedible kitchen grease into biogas that fuels a cogeneration unit in a wastewater treatment plant in Millbrae, California. More than 3,000 gallons of restaurant grease are delivered to the facility each day. Microorganisms in the plant's digester tanks "eat" the grease and other organic matter, naturally producing methane gas – a source of energy that would otherwise be a greenhouse gas if released into the atmosphere. Kevin Cesar (above) is a plant employee.

Biofuels

Biofuels can contribute to meeting the world's growing demand for transportation fuels. In 2006, Chevron created a biofuels business unit to advance technology and pursue commercial opportunities related to ethanol and biodiesel. The new business unit completed the acquisition of a 22 percent interest in one of the first large-scale facilities in the United States, located in Galveston, Texas, to produce biodiesel. Compared with conventional diesel, biodiesel produces lower carbon monoxide and hydrocarbon emissions. The facility will initially produce 20 million gallons of fuel per year, which represents a nearly 27 percent increase in total U.S. biodiesel production of 75 million gallons in 2005. The facility has the capability to expand operations to produce 100 million gallons per year.

The business unit is also focusing on the next generation of cellulosic technologies, those that rely on agricultural waste materials rather than potential food crops as a feedstock. To date, it has established biofuels research alliances with:

- The U.S. Department of Energy's National Renewable Energy Laboratory, to research and develop new technologies to convert cellulosic biomass into biofuels.
- The Georgia Institute of Technology's Strategic Energy Institute, to develop and research commercially viable processes for the production of transportation fuels from renewable resources such as forest and agricultural waste.
- The University of California, Davis, to pursue next-generation biofuels.

We are also in the second year of a collaborative project with the state of California, General Motors and Pacific Ethanol to evaluate E85 for its consumer acceptance as well as technical and distribution factors. E85 is composed of 85 percent renewable ethanol and 15 percent gasoline.

[1] http://technologyventures.chevron.com/

8|33

Chevron

Corporate Responsibility Report 2005





9/33

Climate Change, Energy Efficiency and Renewables

At Chevron, we recognize and share the concerns of governments and the public about climate change. The use of fossil fuels to meet the world's energy needs has contributed to an increase in greenhouse gases (GHGs) - mainly carbon dioxide (CO_2) and methane - in the earth's atmosphere. There is a widespread view that this increase is leading to climate change, with adverse effects on the environment. We took early action to create a comprehensive plan to reduce GHG emissions and increase energy efficiency.

We believe energy efficiency is the easiest, cheapest and most reliable source of "new energy" available today and one of the easiest, cheapest ways to reduce GHG emissions.

Our climate change fourfold action plan is now in its fourth year of implementation. We are:

- Reducing emissions of GHGs and increasing energy efficiency.
- Investing in research, development and improved technology.
- Pursuing business opportunities in promising, innovative energy technologies.
- Supporting flexible and economically sound policies and mechanisms that protect the environment.

Each of these areas encompasses a range of activities. In this report, we focus on our progress and performance in reducing GHGs, flaring and venting and in increasing energy efficiency and renewable energy. Additional information is available on our Web site [1].

Climate Change Performance and Progress
In 2005, we met our goal of no net increase in GHG emissions from our operations compared with 2004, despite the addition of new production capacity and exploring for and producing energy in more complex, remote and energy-intensive operating environments. Our 2005 emissions were 59.7 million metric tons of CO_2-equivalent emissions. In 2005, 90 percent of CO_2-equivalent emissions were from CO_2 and approximately 10 percent from methane, with trace amounts of nitrous oxide. Combustion, flaring and venting remain the largest contributors to our GHG emissions.

For 2005, our products resulted in emissions of 374 million metric tons of CO_2 equivalent, or 1.5 percent of global emissions, based on International Energy Agency estimates.

We are continuing to develop a long-term emissions forecast as the basis for an emissions management plan that aligns with our fourfold climate change strategy. For 2006, our preliminary goal is 68.5 million metric tons of CO_2 equivalent, which includes legacy Unocal assets. This number is higher than that for 2005 because of two major factors: hurricane-related and other shutdowns in 2005 decreased emissions, which are expected to return to previous levels in 2006, and Unocal assets will be counted for a full year. They were included for five months in 2005.

During the past year, Kyoto Protocol implementation and other initiatives prompted increased activity in carbon markets, generally. To respond to these developments, we established a carbon markets team in 2004. This team, which coordinates Chevron's carbon-related policies and activities throughout the world, assists our units in achieving cost-effective carbon regulatory compliance. The team also leads efforts to secure credits for voluntary carbon emissions reduction under the Kyoto Protocol's Clean Development Mechanism. For example, we are seeking to realize the value of avoided emissions at our Darajat, Indonesia, geothermal facility through the Clean Development Mechanism.

GHG Emissions by Source
Millions of metric tons of CO_2 equivalent



	2002	2003	2004	2005
Combustion	38.8	38.9	38.1	37.4
Flaring/venting	15.8	16.2	14.9	14.8
Other	7.1	7.0	7.7	7.5

GHG Emissions by Sector
Millions of metric tons of CO_2 equivalent



	2002	2003	2004	2005
Upstream	34.8	35.2	33.4	34.4
Downstream	24.3	23.7	24.0	22.6
Other	2.6	3.2	3.2	2.7

Total GHG Emissions by Type
Millions of metric tons of CO_2 equivalent



	2002	2003	2004	2005
Direct*	62.8	62.6	61.8	61.7
Indirect*	-0.2	0.3	-0.2	-1.3
Grid Credits*	-0.9	-0.9	-0.9	-0.7

GHG emissions and targets have been restated to reflect an error in the equity share of one business unit.

Chevron's GHG emissions data are reported on an equity-share basis in all businesses where we have an interest, with the exceptions listed here. Total 2005 emissions include the equity share of assets operated by legacy Unocal for August through December. Totals generally exclude emissions from Chevron Phillips Chemical Company, Dynegy Inc., Caltex Australia Limited's Lytton and Kurnell refineries, other refineries where we have an equity interest ranging from 4 percent to 16 percent, and entities over which we do not have full operational control and which do not follow our corporate GHG inventory protocol or a compatible protocol.

*Direct emissions come from sources within a facility. Indirect emissions come from electricity and steam Chevron imports, less the emissions credits from electricity and steam Chevron exports. Grid credits account for the electricity Chevron exports that is produced more efficiently than electricity from the regional or national grid.

10/33



Design engineer Edward Shelton is seen here at the El Segundo, California, refinery's No. 6 H_2S plant. When fully operational, the plant is expected to enable the refinery's fuel-gas system to meet the 40-part-per-million total sulfur limit set by the South Coast Air Quality Management District.

We require proposed projects over $5 million to analyze the financial impact of carbon emissions within a range of costs per metric ton of CO_2 equivalent. By doing so, planning for our capital projects accounts for the costs associated with GHG emissions reduction policies and for the potential eligibility for emissions reduction credits.

Energy Efficiency Performance

Our exploration, production and refining operations require significant amounts of energy to supply products to the customer - whether natural gas, propane, gasoline, jet fuel, diesel or home heating oil. Maturing crude oil and natural gas fields, more challenging production environments - for example, deepwater and enhanced oil recovery - and demand for cleaner fuels also increase the amount of energy needed to run our operations. The cost of this energy is substantial, averaging $2.7 billion annually from 2001 to 2004. With the escalation of energy prices, our 2005 energy costs totaled $4.4 billion.

In 2005, we met our companywide Chevron Energy Index (CEI) goal of 76. CEI, established in 1992, measures energy use at each facility and for each business activity. CEI measures the energy required today to produce our products compared with the energy that would have been required to produce the same products in the base year. As an index, CEI factors out many variables that affect total energy consumption.

Chevron Energy Index

1992 = base 100


100
95
92
91
87
87
84
82
83
79
79
78
76
76
92 93 94 95 96 97 98 99 00 01 02 03 04 05

Instead, it focuses on the efficiency of each type of activity, from production and shipping to refining and marketing. Through a consistent focus on energy efficiency, we have reduced our energy consumption per unit of output by 24 percent since 1992. For further details on our CEI performance, see our Web site [2].

To meet our energy efficiency goals, we implemented many improvements and completed planned maintenance at key facilities. Hurricanes Katrina and Rita forced the shutdown and startup of U.S. Gulf of Mexico production facilities and the Pascagoula Refinery. This required significant additional energy use and also cut production. Nevertheless, we met our year-end CEI target of 76 because other parts of the business exceeded expectations for efficiency improvement. Our total energy consumption in 2005 was 853 trillion Btu (excludes non-U.S. Unocal assets).

Through our subsidiary Chevron Energy Solutions Company (CES), we also provide engineering and project management expertise to businesses, institutions and government entities to help them conserve energy. CES is the fourth-largest U.S. company of its kind and unique among global energy companies. In 2005, it saved its customers 177 million kilowatt hours of electricity and 1.2 billion cubic feet of natural gas. For more information, visit the CES Web site [3].

Flaring and Venting

When crude oil is brought to the earth's surface, natural gas associated with the oil also comes to the surface. The lack of infrastructure and nearby gas markets in many parts of the world where oil is produced means that associated natural gas is released into the atmosphere ignited (flared) or unignited (vented). In the United States, through voluntary efforts such as participation in the Environmental Protection Agency's Natural Gas STAR program, we have reduced natural gas emissions by more than 20 billion cubic feet since 1991.

At the same time, the reduction of flaring and venting in overseas operations offers a significant opportunity to cut GHG emissions and utilize the gas resources. Flaring and venting totaled approximately 25 percent of our total GHG emissions in 2005, accounting for 14.8 million tons of CO_2-equivalent emissions.

Flaring and venting reduction is an important part of our climate change strategy. During 2005, our international upstream organization established an environmental performance standard to drive operational excellence in the management of flaring and venting in our operations. The standard is aligned with the objectives of the Global Gas Flaring Reduction Public-Private Partnership coordinated by the World Bank. The standard requires that all new capital projects be developed without continuous associated gas flaring and venting unless it is infeasible to do so.

The Sanha Condensate Project in Angola became operational in 2005. This project addresses the largest single source of flaring from our operations and will be delivering a 10 percent to 20 percent reduction in companywide flaring and venting while reducing GHG emissions by more than 2 million tons per year. The project will increase crude oil production by approximately 100,000 barrels per day without additional flaring.

At full production, it will also significantly reduce routine flaring from existing neighboring operations by capturing and injecting produced gas underground for future use. In addition, a Chevron-led consortium is working to utilize associated gas and further reduce flaring from production operations in Angola (the Angola Liquefied Natural Gas Project). Other projects that will reduce flaring and venting include the West African Gas Pipeline (from Nigeria to Benin, Togo and Ghana) and various projects being developed in Kazakhstan, Venezuela and Indonesia.

[1] www.chevron.com/social_responsibility/environment/
www.chevron.com/social_responsibility/energy_conservation/
www.chevron.com/technology/new_energy_technologies/renewable_energy.asp
[2] www.chevron.com/social_responsibility/energy_conservation/
[3] www.chevronenergy.com/

11/33



With the Unocal acquisition, including this Mak-Ban geothermal power plant in the Philippines, Chevron became the largest producer of renewable energy in the oil and gas industry and the world's largest producer of geothermal energy.

Renewable Energy and Clean Energy Technologies

In order to meet the world's growing need for energy, we believe all potential sources must be considered. New technologies and new energy sources, including conservation-related technology, must be able to compete in the marketplace. As part of our portfolio, we have been making targeted investments in renewable and clean-energy projects. We committed more than $300 million a year to renewable and clean energy in 2004 and 2005.

Geothermal Energy With the acquisition of Unocal, we now produce 1,152 megawatts of renewable energy, primarily geothermal, making us the largest renewable energy producer of any global oil and gas company. It also makes us the largest producer of geothermal energy. For more than 30 years, we have been helping countries harness their geothermal resources to meet sustainable development objectives. Compared with coal-fired systems, which tend to be the lowest-cost option in many developing countries, geothermal energy emits only about 10 percent of the GHG emissions, produces limited other emissions and waste, and requires a significantly smaller physical footprint. Chevron has been a leader in developing the world's operating geothermal fields, accounting for more than half of all privately developed capacity (see chart below).

World Geothermal Energy Developed



- Government 50%
- Chevron 27%
- Other private 23%

Chevron is the world's largest geothermal energy producer.

We currently are involved in four major geothermal energy projects that produce clean electricity for Indonesia and the Philippines.

In West Java, Indonesia, we are involved in two projects. The 377-megawatt Gunung Salak project is among the largest in the world. The Darajat project produces 145 megawatts of geothermal energy. An additional 110-megawatt unit, Darajat Unit 3, is scheduled for startup by late 2006.

In the Philippines, we produce geothermal energy at two fields that, together, supply 15 percent of the electricity required by Luzon, the most populous Philippine island. The Makiling-Banahaw (Mak-Ban) project in the Laguna and Batangas provinces, produces 422 megawatts. The Tiwi project, in Albay province, produces 206 megawatts of geothermal energy. These generating units have performed reliably for nearly 30 years.

Visit our Web site to learn more about how geothermal energy works [1].

Ethanol In January 2006, we announced a collaboration with the state of California, General Motors and Pacific Ethanol to evaluate E85, a blend of 85 percent ethanol and 15 percent gasoline. The project will study performance, efficiency and environmental issues using reformulated E85, a renewable fuel that Chevron will make available at various demonstration stations for a fleet of 50 to 100 state vehicles.

Hydrogen Chevron operates the largest, most complex hydrogen infrastructure in the United States. In 2005, we added fueling stations in Florida, New Mexico and Michigan. The fueling stations demonstrate the safe, practical application of hydrogen technology. For more information, visit our Web site [2].

To read about Chevron's wind, solar and other renewable energy efforts, visit our Web site [3].

Environmental Expenditures

Using definitions and guidelines established by the American Petroleum Institute, we estimated our worldwide environmental spending in 2005 at approximately $1.3 billion for our consolidated companies. Included in these expenditures were $341 million of environmental capital expenditures and $979 million in costs associated with the prevention, control, abatement or elimination of hazardous substances and pollutants from operating, closed or divested sites, and the abandonment and restoration of sites, which includes $14 million and $66 million, respectively, for Unocal activities for the last five months of 2005.

Fines and Settlements

At times in 2005, some of our facilities may not have met all government environmental, health and safety requirements, which resulted in fines and penalties. We remain committed to improving performance and learning from these instances. The number of fines and settlements increased to 577 in 2005 from 469 in 2004. The cost of environmental health and safety fines and settlements dropped to $4.3 million in 2005 from $6.3 million in 2004. Health and safety accounted for 459 of the total, representing just over $142,000; the remaining 118 were for environmental issues, representing most of the cost.

EPA New Source Review Consent Decree In 2003, as part the U.S. Environmental Protection Agency's (EPA) Petroleum Refinery Initiative to reduce air emissions from the nation's refineries, Chevron U.S.A. Inc. entered into a voluntary agreement with the EPA and several state agencies. This agreement, or Consent Decree, was approved by a U.S. court in 2005; Chevron then paid an associated civil penalty of $3.5 million.

Environmental, Health and Safety Fines and Settlements *US$ million*

	2001	2002	2003	2004	2005
Total paid	0.95	4.28	3.99	6.33	4.27
Total number	388	278	470	469	577

[1] www.chevron.com/cr_report/2005/geothermal/
[2] www.chevron.com/technologyventures/commercialize_tech/hydrogen_infrastructure.asp
[3] www.chevron.com/cr_report/2005/wind_solar/

12/33

Chevron

Identifying Issues | Taking Action | Improving Performance





Chevron Corporation 2004 Corporate Responsibility Report

At Chevron, we share the concerns of governments and the public about climate change. We developed a formal, business-driven climate change strategy in 2001, comprising a fourfold action plan outlined in the table below. We have reviewed our approach in light of developments in science, technology and global policy and believe it continues to be robust and appropriate.

Energy Efficiency at Chevron

Energy efficiency provides the easiest, cheapest and most reliable source of "new" energy available today. It also provides significant environmental benefits in terms of reduced greenhouse gases (GHGs) and other emissions. Chevron believes energy efficiency must be integral to how all companies operate and must be central to any comprehensive energy policy.

At Chevron, conservation starts at home. Getting our products - whether natural gas, propane, gasoline, jet fuel, diesel or home heating oil, to name a few - from the ground to the market takes significant amounts of energy. We have long been committed to improving energy efficiency across our operations for the environmental as well as economic benefits it brings.

Energy efficiency is an expectation of our Operational Excellence Management System (OEMS), discussed on page 10. For the past 13 years, we have focused attention on energy efficiency, have measured the progress and have seen excellent results. Since 1992, Chevron has reduced companywide energy use per unit of output by 24 percent.

2004 Energy Efficiency Performance

We beat our 2004 energy efficiency target by two full points on our Chevron Energy Index (CEI). This is a two-point improvement compared with 2003 and represents savings of approximately 20.85 trillion Btus of energy and $72 million. Our progress in energy efficiency provides real, on-the-ground environmental benefits, both globally through decreased GHG emissions and locally through reduced air pollutants such as nitrogen oxides (NO_x) and sulfur oxides (SO_x).

Our total energy consumption in 2004 was 873 trillion Btus, which is approximately equivalent to the amount of energy the U.S. state of Utah uses in a year and less than 10 percent of the energy Chevron provides in a year.

Energy Efficiency in the Future

Going forward, three aspects of the operating environment create challenges for continued progress in cutting our energy use:

- Maturing oil fields require more energy input for each barrel of oil produced.
- Depletion of oil supplies that are relatively easy to extract leads to the need for more technically challenging and energy-intensive reserves.
- Increasing demand for clean fuels requires us to use more energy during the refining stage.

Strategy Element	Key Actions	More Information
1. Reducing emissions of GHGs and increasing energy efficiency	▪ Set GHG emissions goal.	page 47
	▪ Complete an independent review and assessment of our GHG inventory system.	page 46
	▪ Implement energy efficiency programs.	page 44
	▪ Pursue projects to reduce venting and flaring of natural gas.	page 56 (Flaring section)
	▪ Analyze cost-of-carbon scenarios in capital project budgeting.	page 46
	▪ Initiate work to develop a long-term GHG profile for the company.	page 47
2. Investing in research, development and improved technology	▪ Carbon dioxide capture and storage in geologic formations.	page 46
	▪ Provide expertise to governments on carbon dioxide capture and storage.	page 47
	▪ Develop proprietary gas-to-liquids technology.	page 53 (case study)
3. Pursuing business opportunities in promising, innovative energy technologies	▪ Make selective investments in alternative and renewable technologies.	page 48 (case study)
	▪ Expand geothermal power in Indonesia.	page 49 (case study)
	▪ Offer services to help organizations implement energy efficiency and renewable and alternative energy projects.	page 50 (case study)
	▪ Pursue commercial-scale gas-to-liquids projects on three continents.	page 53 (case study)
4. Supporting flexible and economically sound policies and mechanisms that protect the environment	▪ Comply with European Union Emissions Trading Scheme; develop projects under the Clean Development Mechanism.	page 45
	▪ Develop strategy and governance to engage in carbon markets.	page 45
	▪ Participate in the public-policy debate on climate change and energy efficiency.	page 39 (Political Process section)

Our commitment to energy efficiency is a core part of our response to these realities. We expect to sustain the gains made in 2004 and have set a CEI target of 76 for 2005.

Understanding the Effects of Changing Policies

The Kyoto Protocol, an international treaty to reduce GHG emissions, entered into force on February 16, 2005. More than 140 nations have ratified the treaty, including developed countries that account for more than 60 percent of global GHG emissions. Europe has begun implementation of the Kyoto Protocol by limiting emissions from its industries and by allowing industries and businesses to trade emissions allowances under a European Union-wide emissions trading program.

Chevron's sources of emissions in the advanced industrialized countries that have ratified the Kyoto Protocol (therefore, European nations, Japan and Canada) represent no more than 10 percent of our total 2004 CO_2-equivalent emissions. We respect the decisions that countries made with regard to the treaty, and we continue to develop ways to reduce our own emissions and help our customers and business partners reduce theirs.

The Kyoto Protocol encourages emissions reductions in developing countries through the Clean Development Mechanism (CDM). This mechanism allows emissions reduction credits from projects that contribute to developing countries' economic, environmental and social development to be traded to developed countries for use in meeting their emissions limits. Chevron's projects in several countries have the potential to help reduce emissions and generate CDM credits.

For example, ChevronTexaco Energy Indonesia Limited is seeking approvals by appropriate Indonesian and international authorities for tradable credits related to the planned expansion of a geothermal power project. These credits can contribute significantly to the viability of projects that reduce or offset GHG emissions (see case study on page 49).

As part of our strategy for engaging in the European Union Emissions Trading Scheme and other emerging carbon markets, we have established a carbon markets team. This team will assist our units in achieving regulatory compliance while using the lowest-cost emissions credits and maximizing the earnings of emissions credits sold to non-Chevron entities.

Chevron Energy Index

The Chevron Energy Index (CEI) is a key measurement tool for our company. We established the index to track energy use consistently and drive improved performance of our operations.

Total energy consumption for the company is affected by disparate factors, including acquisitions and divestiture, the nature of the resources being extracted and the methods used to extract them, the type and complexity of crude oil processed in our refining units, the complexity of the refineries themselves, and the mix of products needed to meet local market requirements. We, therefore, developed an index that factors out these many variables and focuses simply on the efficiency of each type of activity, from production and shipping to refining and even corporate activities.

For each activity, we measure and compare a CEI number – which helps managers benchmark their performance against similar operations – then track overall progress by aggregating the results into a single, corporatewide index for which we set a yearly target. The CEI initially included only our North American operations but has since been expanded to include all of our global operations.

"Chevron has made significant progress in acknowledging the threat posed by climate change and gauging the risks to its businesses. By setting an emissions goal and assuming a cost for carbon in the capital allocation process, Chevron has taken key first steps toward mitigating these risks. However, as governments, investors and the scientific community are focusing increased attention on climate change, Chevron will need to do more if it hopes to remain competitive in the coming carbon-constrained world.

In our opinion, the fundamental challenge facing Chevron and other fossil-energy producers is that global carbon emissions must start to fall in the next two decades to prevent the most severe potential effects of climate change. Given the projected massive increase in global energy demand over the coming decades, this is no small task. We believe Chevron will need to rethink its plans to invest $10 billion a year in oil and gas development, with greater emphasis on natural gas and substantial new investments in renewable energy – areas where it currently lags some of its peers – as part of a strategy to significantly reduce its long-term emissions profile.

We are confident that Chevron will be part of the solution to this problem. The company has taken some credible first steps in dealing with climate change which indicate it recognizes the importance of this issue. However, management needs to continue to assess and, as needed, update its strategy to ensure it is a holistic one that addresses both the risks and opportunities presented by climate change, and it must let investors know how its core businesses will be affected."

Andrew Logan, Program Manager, Coalition for Environmentally Responsible Economies (CERES)

Chevron Energy Index
1992-2004


1992
100
1993
95
1994
92
1995
91
1996
87
1997
87
1998
84
1999
82
2000
83
2001
79
2002
79
2003
78
2004
76

1992-2001 energy usage data are Chevron only, not Chevron and Texaco combined.

Accounting for GHGs in Capital Projects
Increasingly, governments are employing or evaluating policies to encourage GHG emissions reduction, including carbon taxes, cap and trade programs, voluntary reduction targets, tax incentives and credits for emissions reduction. These policies have the potential to affect our investments and their expected returns.

The company has developed a set of processes and tools and an accompanying annual workshop to ensure that capital project teams analyze, at the earliest planning stage, the level of GHG emissions that will be generated, the potential need for mitigation, and the potential costs and credits associated with emissions. One such tool, the Chevron Projector, is based on SANGEA™ software for tracking Chevron emissions and allows planners to calculate emissions from a future planned facility.

The company requires that all projects costing more than $5 million conduct an initial analysis to estimate emissions and net present value based on values for GHG emissions ranging from zero to $20 per metric ton of CO_2 equivalent or actual values, where they exist. Projects more than $25 million must submit results from the full assessment before they are funded. This helps ensure that our capital planning accounts for the potential financial risks and opportunities posed by the development of GHG emissions reduction policies and the markets for carbon credits.

Managing and Verifying Our Data
During 2004, we completed an independent review by KPMG/URS of the quality of our 2002 and 2003 GHG data.

The review included:

- Assessment of SANGEA™ software, which we developed for estimating emissions and have since shared free of charge with others in the energy industry.
- Assessment of our GHG emissions inventory protocol.
- Site visits to selected locations and review of data management and aggregation processes.

The exercise, completed in August 2004, validated the strengths of our inventory system and identified areas for continuing improvement. It has given us confidence that any GHG emissions goals can be based on sound and robust baseline data.

We are using findings from the review to improve our overall data collection and management systems. Actions include additional training for our business units and incorporation of a GHG review into our Operational Excellence Management System. Our intention is to conduct additional verification processes periodically to ensure the integrity of our data and continual improvement of our data management systems. Further information, including the KPMG/URS report and our inventory protocol, is available on our Web site at *www.chevron.com/greenhousegas/*.

Researching CO_2 Sequestration
Capturing and sequestering CO_2 in geologic formations is an important part of our response to the climate change challenge. This approach, called CO_2 sequestration, has the potential to mitigate CO_2 emissions associated with combustion of fossil fuel resources.

Total GHG Emissions by Source
Millions of metric tons of CO_2 equivalent


2002
63.4
2003
63.9
2004
62.5

	2002	2003	2004
Combustion	38.8	38.9	38.1
Flaring and venting	15.8	16.2	14.9
Other	8.8	8.8	9.5

Total GHG Emissions by Sector
Millions of metric tons of CO_2 equivalent


2002
63.4
2003
63.9
2004
62.5

	2002	2003	2004
Upstream	36.5	37.0	35.3
Downstream	24.3	23.7	24.0
Other	2.6	3.2	3.2

Emissions totals exclude our interests in Chevron Phillips Chemical Company, Dynegy Inc. and Caltex Australia Limited, entities over which we do not have full operational control and which do not follow our corporate GHG inventory protocol or a compatible protocol. Due to rounding, individual figures may not sum to the totals.

16/33



As part of our fourfold action plan to address concerns about climate change, Chevron has been partnering with the U.S. Nature Conservancy and Brazil's Society for Wildlife Research to help reverse the deforestation trend near Antonina in Paraná, Brazil.

We continue to participate actively in several CO_2 sequestration initiatives including:

- The CO_2 Capture Project, a global collaboration of eight major energy companies, the U.S. Department of Energy, the European Union, and Klimatek, a program of the Norwegian government formed to research and develop technology to reduce GHG emissions (more information is available at *www.co2captureproject.org*).
- The Carbon Sequestration Leadership Forum, consisting of 17 national governments and intergovernmental bodies formed to develop and deploy CO_2 sequestration technology (*www.cslforum.org*).
- The Intergovernmental Panel on Climate Change Special Report on CO_2 Capture and Storage.
- The Cooperative Research Centre for Greenhouse Gas Technologies in Australia, a joint industry-government research effort on CO_2 sequestration.
- The GEOSEQ Project, a joint venture between three U.S. national laboratories.
- The Weyburn CO_2 Project, an initiative of the International Energy Agency and of U.S. and Canadian governments and industry.

Performance

For 2004, Chevron's total net emissions were approximately 62.5 million metric tons of CO_2 equivalent. This is based on Chevron's equity share in businesses and operations in which we have financial interests and either over which we have operational control or which report GHG emissions using a compatible protocol. In 2004, 89 percent of CO_2-equivalent emissions were from CO_2, and approximately 11 percent were from methane with trace amounts of nitrous oxides.

Chevron's emissions decreased by more than 1 million metric tons of CO_2 equivalent in 2004 compared with the year before. We achieved our 2004 corporatewide emissions goal of 63 million metric tons or less of CO_2-equivalent emissions. Although there was a slight increase in emissions due to increased refinery throughput, this was more than offset by companywide energy efficiency improvements and a decrease in production emissions, primarily due to divestitures.

In 2004, flaring and venting accounted for 24 percent of CO_2-equivalent emissions, combustion accounted for 61 percent, and other sources accounted for 15 percent. In absolute numbers, the flaring and venting emissions of 14.9 million metric tons of CO_2 equivalent in 2004 represents a 1.3 million-metric-ton decline from the flaring and venting emissions of 16.2 million metric tons in 2003.

For 2004, we estimate that the use of our products resulted in GHG emissions of approximately 377 million metric tons of CO_2 equivalent, which is approximately 1.6 percent of global emissions, based on Key World Energy Statistics, published by the International Energy Agency.

As oil fields age, more energy is typically needed to produce the same amount of oil, resulting in more CO_2 emissions. We expect to partially offset these increases by continuing to improve energy efficiency throughout the company; therefore, we are holding our preliminary corporatewide emissions goal for 2005 flat at 63 million metric tons or less of CO_2 equivalent. This goal represents an overall efficiency improvement and a decrease in GHG emissions per barrel.

We are also initiating work to develop a long-term GHG emissions forecast, based on our portfolio and business strategy. We intend to use that forecast to develop an emissions management plan that aligns with our fourfold climate change strategy.

Total GHG Emissions by Type

Millions of metric tons of CO_2 equivalent

	2002	2003	2004
Direct	**62.8**	**62.6**	**61.8**
Indirect	**1.5**	**2.1**	**1.6**
Grid	**-0.9**	**-0.9**	**-0.9**
Total	**63.4**	**63.9**	**62.5**

Direct emissions are emitted by emissions sources within a facility. Indirect emissions account for emissions associated with electricity and steam imported by Chevron, less credits for emissions associated with electricity and steam exported by Chevron. Grid credits account for the electricity exported by certain Chevron facilities that is produced more efficiently than that from the regional or national electricity grid.

17/33

At Chevron, we believe that meeting the world's fast-growing energy needs requires tapping all potential sources of energy. Our approach is guided by the view that new technologies and energy sources must be able to compete in the marketplace, and that such investments must be considered in the context of our broad energy development strategy.

Renewable Energy

As part of our balanced portfolio, we are making targeted investments in renewable energy projects. For several years, we have been experimenting with the use of renewable energy technologies in our own operations and making venture capital investments in innovative technologies. Central to our strategy is our integrated approach to developing and applying renewable and energy efficiency technologies. Integrating efficiency measures with renewable energy projects is a critical step toward making them economically competitive in today's marketplace.

To further identify and develop opportunities to create value for the company, in 2004 Chevron launched an expanded strategy to integrate renewable energy applications into the Chevron portfolio. Our strategy is particularly focused on investing in and advancing wind and geothermal energy projects. In our view, based on current technological and market conditions, wind and geothermal are the renewable energy sources with the highest potential to generate relatively significant energy resources and create economic value. We also are evaluating opportunities in solar energy.

As part of the strategy, we are exploring potential opportunities to invest in renewable energy projects that could generate carbon credits for the company. While we are principally focusing on projects that are tied to and provide energy for our core operations, we are looking more broadly at some potential opportunities that link to assets in development or future assets.

We coordinate our renewable energy activities across two groups: the Emerging Energy group (within Chevron Technology Ventures) and Chevron Energy Solutions (see case study on page 50).

Since 1999, Chevron has invested approximately $60 million in renewable energy projects, including wind, solar and geothermal energies. We will continue to take a case-by-case approach to funding particular projects but, as part of our expanded renewable energy strategy, we expect to invest approximately $50 million a year on renewable energy projects in the near term. This estimate is based on the projects we are currently incubating through Chevron Technology Ventures. Additionally, through Chevron Energy Solutions, we continue to develop renewable energy projects for external clients.

Chevron also has invested nearly $550 million since 1999 in advanced clean-energy technologies, which include applications for hydrogen fuel processing and storage, fuel cells, and advanced batteries. We also have invested hundreds of millions of dollars in energy efficiency efforts internally, and we continue to explore opportunities to expand our external energy efficiency business through Chevron Energy Solutions.

The following are highlights of several new investments and projects we are incubating.

Wind

In the U.S. Gulf of Mexico, we are exploring a project reusing former offshore oil platforms to create new offshore wind farms. The potential 20- to 50-megawatt project could generate between 75 million and 150 million kilowatt hours annually. Wind power could provide cleaner and lower-cost power for offshore Chevron production operations, while excess power could be sold to the grid. At the same time, we would gain valuable experience in wind energy as a new business opportunity, as a potential use for former oil platforms and as a cost-effective option for offsetting carbon dioxide emissions.

In Texas and Colorado, we are developing proposed projects to install wind generation on or near existing Chevron oil and gas assets in order to offset a portion of the energy purchased from the local utilities. The projects would develop up to 50 megawatts of wind energy in the Midland, Texas, area and 25 to 50 megawatts of wind energy for the Rangely Creek, Colorado, operations. Here we see an opportunity to lower the production costs of our midcontinent operations in Midland and Rangely by supplying oilfield and gasfield power with less expensive and more consistently priced renewable energy. The two operations would require an estimated investment of up to $80 million. Installation could begin as early as 2006.

These proposed wind projects are in addition to the investment we made in late 2002 in a 22.5-megawatt wind farm in the Netherlands. The $23 million project - owned 69 percent by BP and 31 percent by Chevron - is currently producing energy for the companies' jointly owned Nerefco oil refinery near Rotterdam. Within Europe, it was the first large-scale wind project on a brownfield refinery site, and it displaces 20,000 tons of greenhouse gas emissions each year.

18|33

The fumaroles and hot springs at Darajat, on the island of Java, Indonesia, first brought geologists to the area more than 30 years ago to explore this natural source of energy. Here, company production engineers Fachrul Subarkah and Fernando Pasaribu use electrical monitoring equipment to monitor surface activity.



To demonstrate the safe, practical application of hydrogen technology in a real-world setting, Chevron and partners built a hydrogen energy station at the Hyundai-Kia America Technical Center in Chino, California. The station will fuel a small fleet of fuel cell demonstration vehicles.



Solar

At other locations, we are deploying innovative solar technologies. For example, in 2003, Chevron Technology Ventures invested in the installation of the first solar power (photovoltaic) facility in California to help power oilfield operations.

At 500 kilowatts, this six-acre facility is one of the largest photovoltaic installations in the United States and the largest array of flexible amorphous-silicon solar technology in the world. Chevron Energy Solutions (CES) provided technical assistance and training for the project, which continues to provide us with valuable experience in the design and development of photovoltaic systems. CES also has developed and installed solar energy facilities for several of its external institutional clients.

To expand our learning and help advance solar energy technology, Chevron has invested in Konarka, a Massachusetts-based company dedicated to the development and commercialization of versatile, flexible and lower-cost solar photovoltaic products for portable and distributed power needs.

Geothermal

In December 2004, Chevron announced plans to expand our Darajat geothermal power plant in Garut, West Java, Indonesia. The project will provide clean electricity to meet growing national and regional demand. It also will help the Indonesian government achieve its energy diversification goal and will contribute to the country's sustainable development.

The $128 million expansion consists of a new 110-megawatt electricity-generating unit, the third unit at Darajat. Chevron provides the steam for the first unit and owns and operates the second.

Geothermal power is clean, renewable and generates virtually no GHGs, as steam from subterranean volcanic activity is used to run turbines to generate electricity. The new geothermal plant at Darajat will displace electricity from Indonesia's electricity grid, which is sourced from fossil fuel power generation, coal in particular. The new unit is expected to reduce emissions by more than half a million metric tons of CO_2 each year - about as much CO_2 as 100,000 automobiles emit annually.

ChevronTexaco Energy Indonesia Limited is working to get the project approved by the Clean Development Mechanism in order to earn certified, tradable emissions reduction credits.

Hydrogen

As energy demand continues to grow, Chevron is pursuing hydrogen as a promising next-generation fuel. In 2004, the U.S. Department of Energy selected Chevron to lead a consortium that will demonstrate hydrogen infrastructure and fuel cell vehicles. Over a five-year period, the consortium will build up to six hydrogen energy service stations, with fueling facilities for small fleets of fuel cell vehicles and capacity to generate high-quality electric power from stationary fuel cells.

In early 2005, we reached a key milestone with the unveiling of the first Chevron hydrogen energy station in Chino, California. We also are building a hydrogen energy station in Oakland, California, that will produce hydrogen fuel for fuel cell buses and future fleets of light-duty vehicles. This station is scheduled for completion in late 2005.

Chevron is involved in numerous other hydrogen infrastructure projects. With Hyundai-Kia America and UTC Fuel Cells, we are a member of the California Fuel Cell Partnership, which operates a hydrogen demonstration station in Sacramento, California. We also broke ground in early 2005 on Florida's first hydrogen energy station, which will provide fuel for shuttle buses at Orlando International Airport.

Keith Parker, Chevron Energy Solutions (CES) project engineer, monitors heating and hot-water distribution equipment at the U.S. Army depot in Corpus Christi, Texas. The depot is one of several U.S. military bases that have chosen CES to upgrade their facilities. As a result of its contract with CES, the depot in 2004 received the Secretary of the Army Energy and Water Management Award.



Chevron Energy Solutions

In addition to focusing on improving energy efficiency in our own operations, Chevron is helping public institutions and other businesses become more efficient.

Chevron Energy Solutions (CES), a Chevron subsidiary, is a thriving, $200 million company with nearly 300 employees in 2004. CES provides government, education, and other institutions and businesses with projects that conserve energy, improve facilities, reduce emissions and ensure reliable, high-quality power for critical operations.

CES engineers and installs comprehensive upgrades, which include renewable and other alternative energy technologies. These upgrades typically result in more than enough verifiable energy savings to pay for themselves, enabling public-sector clients to finance them with little or no up-front costs and more benefit to taxpayers.

For example, in 2004, CES was awarded contracts from the U.S. Department of Defense and the U.S. Department of Energy to engineer and install projects at three military installations. CES found facility improvements expected to save U.S. taxpayers more than $150 million and reduce greenhouse gas emissions by about 1.4 million metric tons over the 18-year term of the contracts.

CES has been helping the U.S. Postal Service (USPS) optimize efficiency and conserve energy resources in Northern California. In 2004, CES completed improvements at the USPS's West Sacramento Processing and Distribution Center, which included the nation's largest nonmilitary federal solar power (photovoltaic) installation. The improvements are expected to reduce the facility's annual power consumption by more than 33 percent, or about 5.5 million kilowatt hours per year, and will lower natural gas use by about 43,000 therms per year.

Together, these reductions would translate to avoided emissions of about 3,900 tons of carbon dioxide (CO_2) annually, the equivalent of planting 1,100 acres (445 hectares) of trees.

In 2004, the USPS announced that CES would complete major energy efficiency upgrades and install a hybrid renewable power plant - including a fuel cell and two solar electric technologies - at the USPS's largest processing and distribution facilities in San Francisco. The improvements are expected to lower total annual electricity purchases by $1.2 million or 10 million kilowatt hours - a 46 percent reduction. In addition, the energy efficiency upgrades will reduce the facilities' heating needs. In total, these improvements translate into avoided emissions of about 6,600 tons of CO_2 annually, the equivalent of planting about 1,860 acres (753 hectares) of trees.

CES also has worked with the city of Richmond, California, to install energy upgrades, including adding solar electric panels to the city's public library. CES's various improvements are expected to save the city more than $9.5 million over the next two decades.

In 2004, CES saved its customers more than 142 million kilowatt hours of electricity and 921 million cubic feet of natural gas. This equates to more than 168,000 metric tons of total CO_2-equivalent emissions avoided. The success of CES's business led consulting firm Ernst & Young to name CES President Jim Davis as Northern California Entrepreneur of the Year for Social Responsibility in 2004.

As a strategic resource within the company, CES also helps other Chevron units meet their business goals by improving the efficiency and reliability of their operations.

20|33

AIR EMISSIONS



Lichen, highly sensitive to air pollution, thrives on trees in an area of mature woodland close to the perimeter of Chevron's Pembroke Refinery in Wales.

Chevron recognizes that even as we work on global issues such as greenhouse gas reduction and biodiversity management, equally important are local and regional air emissions from our operations. Like all energy companies, Chevron's operations produce air emissions such as sulfur oxides (SO_x), nitrogen oxides (NO_x) and volatile organic compounds (VOCs). Part of being a good neighbor is to continue efforts to measure and minimize these emissions.

While we have long tracked these emissions locally, for 2004 we are able to report total corporate emissions of VOCs, along with total emissions of NO_x and SO_x. VOCs derive primarily from flaring and venting, fugitive leaks from equipment (such as valves, pumps and compressors), and flashing gas. NO_x and SO_x occur during combustion.

2004 Performance

We estimate all emissions using methods developed by the U.S. Environmental Protection Agency, the American Petroleum Institute and other sources. We estimate our global 2004 emissions of NO_x to be approximately 114 thousand metric tons, nearly 10 percent less than in 2003. This decrease in estimated emissions can be primarily attributed to asset divesture. In 2004, SO_x emissions were approximately 133 thousand metric tons, a more than 10 percent reduction over 2003. These emissions fell primarily due to continued flare reduction. In 2004, the first year in which we have corporatewide data, VOC emissions were estimated to be approximately 427 thousand metric tons.

Within the U.S. refining operations in 2004, there was a slight reduction in emissions of VOCs and NO_x. On a normalized, per-barrel-of-crude-refined basis, emissions of both stayed roughly flat from 2003 to 2004. Emissions levels, both total and normalized, of SO_x increased compared with 2003 and reflect refinements in emission estimates and measurements.

In 2004, one of our key air emissions achievements was in our Tengizchevroil (TCO) joint venture in Kazakhstan, which achieved its lowest total air emissions levels in the past eight years, despite its production reaching the highest recorded levels. Furthermore, TCO achieved these reductions even though the number of pollutants required to be tracked and reported increased from 37 in 1997 to 52 today. These include NO_x, SO_x and VOCs. TCO has plans to invest more than $300 million in upgraded technology that is expected to achieve an additional 35 percent reduction in emissions, resulting in total air emissions by 2007 of 2.75 kilograms per ton of oil produced.

Global Air Emissions
Metric tons


NOx
Upstream 2003 100,046
2004 89,764
Downstream 2003 13,109
2004 13,877
Other 2003 12,475
2004 10,656
SOx
Upstream 2003 111,050
2004 96,809
Downstream 2003 29,010
2004 26,091
Other[1] 2003 11,907
2004 10,499
VOCs[2]
Upstream 2004 402,362
Downstream 2004 24,330
Other 2004 80

[1]2003 number restated to include marine transport emissions.
[2]Prior to 2004, VOC emissions were not tracked at the corporate level.

21/33

In 2004, Chevron-branded fuel was the first in the United States and Canada to be certified by four of the world's top automakers as meeting "TOP TIER" criteria for gasoline detergency levels. All grades of Chevron met the standards years before these voluntary specifications - more stringent than U.S. Environmental Protection Agency standards - were set.


Chevron
Chevron with TECHRON
The first gasoline qualified TOP TIER.
1203

Cleaner Fuels
Chevron looks for opportunities to reduce air emissions from the use of our products and to develop innovative technologies to produce cleaner fuels cost-effectively. More than 40 percent of refineries around the world use our proprietary hydroprocessing technology that upgrades hydrocarbons and provides deep removal of sulfur, nitrogen and metals. The result is cleaner-than-ever hydrocarbon fuels, more cost-efficient energy supplies and a shrinking environmental footprint.

One example is in Agra, India, near the Taj Mahal - a famous, world heritage monument suffering from decay. In recent years, sulfur-containing emissions from industries around the monument and nearby vehicle emissions have been pitting and yellowing the face of this pearl-white monument. The government of India instituted a series of measures to mitigate these damages, including the production of a clean, lower-sulfur fuel for the regional market. Chevron was the government's partner of choice. We licensed our ISOCRACKING® hydroprocessing technology to Indian Oil Corporation for its Mathura refinery, near the Taj Mahal, and the refinery began producing ultraclean diesel in 2000.

In Australia, Chevron is investing $295 million to reduce air pollution from vehicles. The company is a 50 percent joint-venture partner in two refineries, Kurnell and Lytton, which are being upgraded to reduce sulfur content in diesel fuel and benzene in gasoline. The Kurnell and Lytton refineries produce transport fuel to meet the needs of about 60 percent of New South Wales and 55 percent of Queensland.

In addition, Chevron® gasoline has been used by leading U.S. automakers for the past 30 years to help them demonstrate compliance with the U.S. Environmental Protection Agency's (EPA) stringent 50,000-mile and new 100,000-mile emissions durability requirements. In 2004, Chevron with Techron® gasoline was the first in the United States to meet the new "TOP TIER" specifications - an even more stringent, voluntary standard jointly developed by General Motors, Honda, Toyota and BMW for reducing fuel-related deposits.

22|33



Artist's rendering of the future Escravos gas-to-liquids plant, a project of Chevron Nigeria Limited and the Nigerian National Petroleum Corporation. Chevron's joint venture Sasol Chevron is providing managerial, operating and technical services. When operational, the project will help reduce flaring from our operations and will further the viable use of Nigeria's vast natural gas resources.

Gas-to-Liquids - a Cleaner-Burning Fuel

Gas-to-liquids (GTL) fuel is a clean, high-performance fuel derived from natural gas. We believe GTL fuel offers great potential both to improve engine performance and to reduce environmental impacts. This is why we are taking action to bring this important product to market.

In 2000, Chevron established Sasol Chevron, a 50-50 joint venture with Sasol Limited, a global energy company headquartered in Johannesburg, South Africa, to produce gas-to-liquids (GTL) products using the Sasol Slurry Phase Distillate process (Sasol SPD™). The GTL process creates clean, high-performance products - primarily GTL diesel and GTL naphtha - from natural gas. GTL diesel is a significantly higher-quality fuel than diesel derived from crude oil and is characterized by low sulfur and other cleaner-burning properties. The performance benefits include improved cold-start properties, reduced noise, more-efficient and cleaner-burning fuel, and a substantial reduction in exhaust emissions.

Qatar Petroleum and Sasol Chevron announced plans in early March 2004 to evaluate the expansion of the ORYX GTL plant in Qatar (owned by Qatar Petroleum and Sasol) from 34,000 barrels per day to 100,000 barrels per day. Sasol Chevron also is providing management, operating and technical services in Nigeria for Escravos Gas-To-Liquids, a partnership between Chevron Nigeria Limited and the Nigerian National Petroleum Corporation. Finally, Sasol Chevron is actively evaluating the possibilities of GTL production in Australia.

Sasol Chevron's involvement with commercial-scale GTL projects on three continents gives it the most global approach of any GTL producer, giving it a premier position in this new industry.

Product Stewardship

Chevron seeks to manage the environmental, health and safety impacts of our products throughout their life cycle. This concept is known as "product stewardship" and is formally integrated into our Operational Excellence Management System (OEMS). As part of OEMS, business units are required to implement processes and systems to identify, minimize, manage and communicate potential risks throughout the product life cycle.

We also work to educate customers and the public on safe and responsible handling of our products. In 2004, Chevron completed deployment of a Web-based global system for managing material safety data sheets (MSDSs) and other health, environment and safety information. These documents provide information on safe handling procedures for each of Chevron's products. The system currently stores more than 150,000 MSDSs. We also have a 24-hour-a-day global hotline that provides public access to on-call technical specialists who can answer questions about our products.

U.S. Refining Emissions

Metric tons


1999
2000
2001
2002
2003
2004
15,000
10,000
5,000
0

	1999	2000	2001	2002	2003	2004
NO_x	11,955	11,733	11,358	8,213	7,990	7,303
SO_x	10,745	12,411	11,295	11,356	10,501	11,637
VOCs	10,105	9,326	7,793	8,535	8,555	7,153

U.S. Refining Emissions

Metric tons per million barrels processed


1999
2000
2001
2002
2003
2004
40
30
20
10
0

	1999	2000	2001	2002	2003	2004
NO_x	35	35	33	24	24	23
SO_x	32	37	32	33	31	36
VOCs	30	28	22	25	25	22

The 2003 data contain 2002 data for the Hawaii Refinery and 2002 VOC data for the Pascagoula Refinery.

23/33

SPILLS

Chevron has a strong track record in oil spill prevention and response, a reflection of our commitment to this key issue. During the period 1999 to 2004, we reduced the number of oil spills by nearly 55 percent and the volume of spills by more than 90 percent.

When it comes to oil and chemical spills, our first priority is prevention. Through a combination of strategic investments and building the knowledge base of our employees, contractors and partners, we have made significant progress. In 2002, we set an ambitious goal of achieving a 20 percent reduction in oil spill volume in each of the subsequent three years and, in 2004, achieved our goal one year early.

In 2004, we spilled 15,514 barrels of oil, which is 42 percent less than in 2003. This figure represents fewer than ten barrels spilled for every million barrels processed. During the year, we had a total of 986 spills, representing a 14 percent reduction in the number of spills compared with 2003. The largest incident was due to Hurricane Ivan, which hit the U.S. Gulf Coast and caused a spill of 3,148 barrels of crude oil and 124 barrels of gasoline and lube oil.

Chemical spills encompass accidental releases of all nonpetroleum materials, which include drilling fluids, contaminated water and other chemicals, such as those used as catalysts. Chevron had 43 chemical spills in 2004, with a total volume of 450,000 kilograms of spilled chemicals, less volume than in 2003. A total of 87,000 kilograms of chemicals were recovered, and the remaining chemicals in the soil were contained and disposed of properly. The largest of these was a spill of 273,000 kilograms of water that had an alkaline strength of 1.5 percent, which leaked through a corroded tank bottom to the soil below.

In shipping, Chevron's environmental performance continues to lead the industry, based on benchmarking data from large competitors that operate tanker fleets. In 2004, Chevron's operated fleet did not experience a single spill, the second year in a row the company has achieved a spill-free record.

We have achieved this track record by focusing first on ship design. We operate a fleet of 23 vessels, including one liquefied natural gas and two liquefied petroleum gas carriers. In 1993, in compliance with the U.S. Oil Pollution Act, we commenced a plan to replace all single-hull tankers with double-hulls. The regulatory deadline for retirement of single-hulls is 2010. As of the close of 2004, Chevron owned only one single-hull vessel in the fleet. That vessel will be retired in advance of the deadline. When chartering vessels in 2004, we used double-hulls 80 percent of the time, whereas the current world tanker fleet used double-hulls 60 percent of the time.

Knowledge and training are equally important. Our third annual Oil Spill Prevention Forum was attended by 75 operations managers, maintenance planners, field foremen, scientists, construction superintendents and engineers from around the world, and it focused on field practices, procedures and the improved implementation of oil spill prevention programs.

If accidents do occur, our first line of defense is secondary containment, which means berms are built around tanks or facilities so that spills can be contained locally. Oil spill response is also an important performance component. In 2004, we recovered 64 percent of all oil spilled - 9,905 barrels recovered out of 15,514 barrels spilled, a significant improvement compared with 2003.

Petroleum Spills



1999
2000
2001
2002
2003
2004
200,000
150,000
100,000
50,000
0

	1999	2000	2001	2002	2003	2004
Volume of spills (barrels)	164,686	34,460	54,834	54,696	26,540	15,514
Volume recovered (barrels)	-	-	48,348	27,805	10,659	9,905
Number of spills	2,169	1,553	1,428	1,502	1,145	986

Prior to 2001, volume recovered was not tracked at the corporate level. Data include spills to secondary containment.

The performance of our shipping company continues to lead the industry. In 2004, our operated tanker fleet did not experience a single spill, the second straight year we have achieved a spill-free record. **Below** The new Chevron-operated *Northwest Swan* liquefied natural gas tanker moves its first shipment out of port at Karratha, Australia.


L N G

Prevention First in New Mexico, United States

Our spill reduction teams working in southeastern New Mexico demonstrate the progress that is possible by combining strategic investments with employee training. In 1999, the teams began meeting every month to discuss spills and near misses in New Mexico and in other Chevron operating areas so that they might learn, develop and adopt spill prevention best practices. The teams next invested in rebuilding more than 100 production facilities (from 1999 to 2004), reconditioning almost 600 wellheads and replacing other critical equipment such as flow lines - the pipelines that begin at well sites.

The results have been dramatic. In 1999, New Mexico operations spilled 123 barrels of oil per million barrels produced. By 2003, that number had dropped to just 9 barrels of oil spilled per million barrels produced, and in 2004, spills decreased again with only 6.6 barrels spilled per million barrels produced. The New Mexico spill prevention teams received the 2004 Environmental Merit Award from the New Mexico Energy, Minerals and Natural Resources Department's Oil Conservation Division.

We will continue to share what we have learned. Our New Mexico division created a set of spill prevention standard operating procedures that will soon be adopted by Chevron's Mid-Continent business unit.

During construction, a giant crane at a shipyard in Kure, Japan, lifted into place what are now the living quarters at the Sanha Condensate Complex, offshore Angola. The Sanha Condensate Project is key in Chevron's strategy for achieving our goal to eliminate routine flaring from our Angola operations.



When crude oil is brought to the earth's surface, gas associated with such oil extraction usually comes to the surface as well. If oil is produced in areas of the world that lack gas infrastructure or a nearby gas market, this associated gas is often released into the atmosphere ignited (flared) or unignited (vented). Reducing flaring and venting conserves a finite resource, reduces greenhouse gas (GHG) emissions, supports the growth of domestic gas markets in emerging economies, and reduces barriers to gas market access elsewhere. At the same time, technological, infrastructure and market challenges affect the pace at which flaring can be reduced or eliminated.

Chevron is pursuing a range of activities to eliminate or reduce venting and flaring and is committed to achieving our long-term vision of conducting operations without continuous gas flaring and venting. Increased demand offers business opportunities to commercialize natural gas. At the same time, reducing flaring and venting of associated gas provides a major opportunity to reduce GHG emissions.

Reducing Flaring at Chevron

Flaring currently accounts for 24 percent of our total GHG emissions (see page 46). As part of our effort to reduce or eliminate flaring, we are focusing on technological innovations and creating stronger markets for natural gas products. In the United States, continuous flaring accounted for fewer than 1 percent of total upstream emissions in 2004, in part due to regulatory requirements and good access to gas markets. Further, we continue to partner in the U.S. Environmental Protection Agency's Natural Gas Star Program, in which we have been recognized in prior years for our greenhouse gas reduction efforts. The program also helps us find ways to cost-effectively reduce the occurrence of nonroutine flaring and venting.

In our non-U.S. operations, we select and invest in projects with the maximum potential for capturing natural gas and reducing flaring. Market access is critical to the solution for our operations where pipelines are less available to move natural gas into productive use. In Nigeria, we reached a key milestone in 2004 with a final commitment to begin construction on the West African Gas Pipeline. A detailed final project design will be developed prior to pipeline construction, and startup is expected in December 2006. This $590 million project will reduce flaring by as much as 80 million metric tons of CO_2 equivalent over a 20-year life of the project while it delivers the gas to customers in Benin, Ghana and Togo.

Flaring and Venting Standard for Our Upstream Operations

Chevron participates as a steering committee member of the World Bank's Global Gas Flaring Reduction Public-Private Partnership, designed to help address barriers to reducing flares such as uncertainty about tax and regulatory issues and clarity on carbon credits for flare-reduction projects. In 2004, the partnership released a new Global Gas Venting and Flaring Reduction Voluntary Standard.

Chevron is conducting a comprehensive evaluation of all major flares and vent sources across our international upstream operations, a critical first step in developing an associated-gas recovery plan as recommended in the World Bank's voluntary standard. In 2005, the company finalized our own flaring and venting standard for international upstream operations.

Sanha Condensate Project

The Sanha Condensate Project is key in Chevron's strategy for achieving our goal to eliminate routine flaring from our Angola operations. It also is one of the most technically challenging and complex capital projects Chevron has ever undertaken. The floating production, storage and offloading vessel is a first-of-its-kind structure to process, store and offload liquefied petroleum gas (LPG) coming out of the wells. The structure produces butane and propane that can be sent directly to markets. Total Chevron investment in the project is $1.9 billion.

In addition to adding production, it will reduce flaring. After being stripped of high-value condensate and LPG, the dry gas - 500 million cubic feet per day - will be reinjected into the Sanha reservoir. This reinjection will reduce routine flaring in Block 0 by more than 50 percent, with an associated reduction in greenhouse gases of 2.2 million tons per year.

26|33

ChevronTexaco



2003 ChevronTexaco Corporate Responsibility Update

Environmental Performance

At ChevronTexaco, we regard the responsible and reliable supply of energy as our core objective. We view protection of the environment as an integral part of that objective. In practical terms, this means working to minimize the environmental impacts of our existing operations and products, as well as devising new ways to meet future energy demand while protecting and preserving the environment for future generations.

Environmental Management

Our Operational Excellence Management System (OEMS) is the foundation for integrating environmental issues into our business operations. Deployment of OEMS, initiated following the merger of Chevron and Texaco in 2001, continued during 2003. In the first part of the year, we revised our OEMS internal review protocol. While still designed to assess our actual performance, the revised protocol now has increased focus on assessing the functionality of the underlying management system. During the remainder of 2003, we conducted 19 formal internal reviews using the new protocol.

Energy Efficiency

Improved energy efficiency within our operations clearly demonstrates the link between business and environmental success. Energy efficiency, which applies to all areas of our business, remained a key focus in 2003, with two milestones achieved.

First, we met our 2003 energy efficiency target, with the ChevronTexaco Energy Index (CTEI) ending the year at 78. This represents total energy consumption for the assets we operate of approximately 880 trillion Btus in 2003. ChevronTexaco established the CTEI in 1991 to track its energy usage on a consistent basis. The CTEI initially included only our North American operations, but has since been expanded globally.

Our 2003 performance represents our highest efficiency level to date and a 22 percent decrease in energy consumption per unit of output since we established the CTEI. It also produced a saving of around US$28 million over the course of the year. For 2004, our CTEI target remains constant at 78.

Second, we met our objective to complete the full integration of assets into the CTEI in 2003 by incorporating the remaining international upstream and legacy Caltex and Texaco assets into the index.

Climate Change

Climate change is a critical issue that ChevronTexaco is taking seriously. ChevronTexaco's four-pronged climate change strategy comprises:

- reducing emissions of greenhouse gases (GHGs) and increasing energy efficiency;
- investing in research, development and improved technology;
- pursuing business opportunities in promising, innovative energy technologies;
- supporting flexible and economically sound policies and mechanisms that protect the environment.

In addition, we continue to integrate analysis of GHG emissions into the planning of all major capital projects.

Having completed our first post-merger GHG emissions inventory in 2002, we engaged KPMG and URS to perform an independent review of the GHG data quality for both 2002 and 2003. This process will enable us to set GHG emissions goals with the assurance that the goals are based on sound and robust baseline data. The KPMG/URS report is available on our Web site at *www.chevrontexaco.com/greenhousegas/*.

During 2003, we also revised our emissions inventory protocol to align with the emerging guidelines described in the International Petroleum Industry Environmental Conservation Association, American Petroleum Institute, and International Association of Oil and Gas Producers report entitled "Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions."

As a result of revisions to our emissions inventory protocol and data adjustments arising from the review of our data, we are restating our 2002 emissions numbers. We also are reporting our 2003 numbers for the first time. For 2003, ChevronTexaco's total net emissions were approximately 64 million metric tons of CO_2 equivalents. This is based on ChevronTexaco's equity share in those businesses and operations in which it has financial interests and over which it either has operational control or which report GHG emissions using a compatible protocol. In 2003, 89 per-cent of CO_2 equivalent emissions were from CO_2 and approximately 11 percent from methane, with trace amounts of nitrous oxide.

In 2003, ChevronTexaco's oil and gas production, as well as refinery input, declined over the previous year, in part due to asset dispositions. We made improvements in energy efficiency, though total energy consumption increased due to a variety of factors, including increases in steamflooding. An increase in net imported electricity, as well as slight increases in flaring and venting, also contributed to the rise of emissions in 2003. Altogether, these factors contributed with an increase of about 500,000 metric tons of CO_2 equivalents in 2003 as compared with our restated 2002 net emissions of approximately 63 million metric tons. See chart ⑪

ChevronTexaco's preliminary corporatewide emissions goal for 2004 is 63 million metric tons of CO_2 equivalents. This projected slight decrease from

38/33





The KPMG/URS independent assurance report on ChevronTexaco's 2002 and 2003 GHG data, and the company's plans for improving the reliability and verifiability of the data, are available on our Web site at *www.chevrontexaco.com/greenhousegas/*.

2003 will be achieved primarily through divestitures of some production facilities – while maintaining or growing production in other parts of the base business – as well as through increased efficiency.

In June 2004, ChevronTexaco announced the transfer of ownership of its SANGEA™ Energy and Emissions Estimating System software, at no charge, to the American Petroleum Institute (API) to promote the standardization of GHG emissions accounting. API will be able to make the SANGEA™ software available without charge to the worldwide energy industry.

ChevronTexaco continues to advocate for consistency in GHG emissions measurement and reporting across the oil and gas industry. For example, we played a leading role in helping shape the "Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions" and we have led the API Greenhouse Gas Emissions Estimating Work Group for the past two years.

ChevronTexaco personnel also have been selected as lead author and review editor in two scientific review processes by the Intergovernmental Panel on Climate Change (IPCC), including one on the revisions of national emissions inventory methodologies. The review results will have a significant impact on the accurate accounting and reporting process for greenhouse gas emissions by national governments.

CO_2 Sequestration

ChevronTexaco views CO_2 capture and storage, or sequestration in geologic formations, as a vital technology to ensure a safe, reliable supply of energy to meet the world's needs. Being a leader in CO_2 sequestration is an essential element of ChevronTexaco's medium- to long-term GHG emissions management strategy. This focus on CO_2 sequestration reflects our pragmatic, action-oriented approach to advancing energy technologies. It emphasizes finding new ways to produce cleaner, lower-carbon energy from fossil fuels today, while at the same time developing renewable energy and infrastructure technology necessary for an emerging hydrogen economy in the long term.

We participated in several major ongoing CO_2 sequestration initiatives during 2003 with the aim of building our own knowledge and advancing the technology associated with this practice. In these initiatives, ChevronTexaco contributes significant funds, people and other resources to advance the state of the art of this promising technology, which we believe will be a key component of a smooth transition to a low-carbon future.

In 2003, ChevronTexaco continued to demonstrate the effectiveness of CO_2 injection technologies at our ongoing enhanced oil recovery project in Rangely, Colorado. We have been injecting CO_2 at this site since 1986, with an estimate of more than 19 million metric tons of CO_2 equivalents safely stored underground.

The ChevronTexaco-operated Gorgon Project also continued to move forward during the year. In this gas development project offshore Western Australia, ChevronTexaco and the project's partners are committed to a comprehensive greenhouse gas management strategy that could include the reinjection of 2 million to 3 million metric tons of CO_2 per year, subject to technical feasibility studies that are now ongoing.

Greenhouse Gas Emissions*
Millions of metric tons CO_2 equivalents


2002
63.4
2003
63.9

By sector:	2002	2003
Upstream	36.5	37.0
Downstream	24.3	23.7
Other	2.6	3.2
Total	63.4	63.9

By type	2002	2003†
Direct	62.8	62.6
Indirect	1.5	2.1
Grid Credits	(0.9)	(0.9)
Total	63.4	63.9

*Emissions totals exclude our interests in Chevron Phillips Chemical Company, Dynegy Inc. and Caltex Australia, entities over which we do not have full operational control and which do not follow our corporate GHG inventory protocol or a compatible protocol.

In 2002, ChevronTexaco had equity share emissions (as estimated and provided by the operator) of about 3 million metric tons of CO_2 equivalents from Chevron Phillips Chemical Company and about 1 million metric tons of CO_2 equivalents from the Caltex Australia refineries. The totals include direct emissions, indirect emissions and grid credits. Indirect emissions account for emissions associated with electricity and steam imported by ChevronTexaco, less credits for emissions associated with electricity and steam exported by ChevronTexaco. Grid credits account for the fact the electricity exported by certain ChevronTexaco facilities is produced more efficiently than the regional or national electricity grid. "Other" includes emissions from the shipping, coal and power businesses as well as from administrative and corporate services.

†Due to rounding, individual figures do not sum to the total.

Sources of Greenhouse Gas Emissions
Millions of metric tons CO_2 equivalents



Combustion 39 (61%)
Flaring and venting 16 (25%)
Other* 9 (14%)

*"Other" includes acid gas removal, coke combustion, crude oil transport, crude oil storage, flashing, fugitives, glycol dehydrators, indirect emissions and sulfur recovery.

29|33



Previous page (left), employees of Brazil's Society for Wildlife Research and Environmental Education monitor the planting of seedlings in a field as part of a reforestation project. Previous page (right), inspecting tree plantings in the Lower Mississippi River Valley.

Left, Manuel Aprieta Vargas, platform supervisor on Platform Chuchupa A offshore Colombia.

Flaring

We continue to pursue activities to reduce the flaring or venting of the gas that is unavoidably produced in association with oil. Such reductions will make a significant contribution to cutting our GHG emissions, as flaring and venting accounted for approximately 25 percent of our 2003 total GHG emissions. **See chart C**

In 2003, work was initiated or continued on several major capital projects that incorporate flaring reduction or elimination elements. For example, the US$1.9 billion Sanha Condensate Project in Angola and the planned Angola Liquefied Natural Gas Project are both part of our commitment to eliminate routine flaring from our Angolan operations. The West Africa Gas Pipeline will move natural gas, which previously would have been flared, from Nigeria into Togo, Benin and Ghana. In addition, expansion of the existing Escravos Gas Plant and a gas-to-liquids project at Escravos are being evaluated as a means of further reducing flaring.

We also continued to support the World Bank Global Gas Flaring Reduction Partnership (GGFRP), through our role on the steering committee and providing a seconded employee to the partnership team.

Looking ahead, we anticipate finalizing a new gas-flaring standard for our international upstream operations. The standard, which will be aligned with the voluntary one recently proposed by the World Bank GGFRP, aims to eliminate continual venting and flaring.

Offshore Drilling Discharge Standard

In 2003, we finalized our International Offshore Drilling Discharge standard, which prohibits the discharge of oil-based mud and cuttings. Where nonoil-based muds are used, the standard requires drilling projects to complete a risk-based assessment that incorporates a number of site-specific factors, including water depth, currents and proximity to sensitive habitat, to minimize the impacts of our operations on the environment. It also requires that all offshore drilling rigs using nonwater-based drilling fluids be equipped with advanced cuttings-cleaning systems.

We also continued to actively participate in the following CO_2 sequestration initiatives:

- the Global CO_2 Capture Project, a joint industry–government initiative supported by the U.S. Department of Energy, the European Commission, the Norwegian government and eight member companies. Together, supporters of the project have contributed US$24 million in financial support and an additional US$26 million of in-kind support. The project has identified technologies that can reduce the cost of capturing CO_2 for sequestration by over 50 percent compared with existing technologies. The project also works to identify methods for ensuring storage integrity and addressing regulatory and public policy issues related to sequestration technology.
- the Carbon Sequestration Leadership Forum, a multigovernmental forum consisting of 17 national governments or intergovernmental bodies such as the European Commission with an agreed vision of developing and deploying CO_2 capture and storage technology. ChevronTexaco staff provide expert input into the policy development aspects crucial to facilitating the necessary monitoring, verification and public acceptance of the deployment of CO_2 capture and geologic storage technology.
- the Intergovernmental Panel on Climate Change Special Report on CO_2 Capture and Storage. ChevronTexaco staff appointed a review editor in this scientific review process to determine the latest status of numerous aspects of this technology development, further formulating a policy-relevant basis for decision-makers to review, approve and deploy widely this type of technology.
- the Cooperative Research Centre for Greenhouse Gas Technologies in Australia. This joint industry–government effort researches the logistic, technical, financial and environmental issues associated with the development of CO_2 capture technology and with storing industrial carbon dioxide emissions in deep geologic formations.
- the GEOSEQ project, a joint venture between three U.S. national laboratories and the Weyburn CO_2 Project, an International Energy Agency, U.S. and Canadian government–industry initiative.

Air Emissions

ChevronTexaco continues to work to reduce the emissions produced by our operations. For several years, we have collected data on the emissions of nitrogen oxides (NOx), sulfur oxides (SOx) and volatile organic compounds (VOCs) from our refining operations in the United States. In 2003, for the first time, we estimated the global emissions of NOx and SOx for all our operations worldwide. These emissions were estimated using methods developed by the U.S. Environmental Protection Agency, the American Petroleum Institute and other sources.

Globally, our 2003 emissions of NOx and SOx were estimated to be approximately 126,000 metric tons of NOx and 141,000 metric tons of SOx.

30/33



Artist's rendering of an innovative hydrogen energy station planned for Oakland, California, in a cooperative agreement between ChevronTexaco Technology Ventures and the Alameda-Contra Costa Transit District.

Advancing Energy Technologies

Advancing energy technologies in ways that are market-driven and economically sound is an integral part of responsibly supplying energy. As part of our comprehensive energy development strategy, we are actively pursuing investments in alternative and renewable technologies, energy efficiency, cleaner fuels, gas-to-liquids, and a variety of other promising, practical energy solutions.

Our approach to managing technology is focused on deploying technologies to enhance the performance of our core hydrocarbon businesses while developing technologies to expand business opportunities. Because hydrocarbons will continue to play the central role in energy supply for the next several decades, we view finding ways to produce cleaner, more efficient energy from oil and natural gas as one of our most important responsibilities.

Our approach is founded on the belief that new technologies and energy sources must be able to compete in the marketplace, and that such technological investments must be considered in the context of our broad energy development strategy. ChevronTexaco's objective is to maintain a balanced, economically sound energy portfolio while continually working to minimize the environmental impacts of energy development and use.

Highlights of our recent activities include:

Managing Technology. In 2003, we merged our formerly separate technology groups into an enterprisewide Energy Technology Company (ETC), creating an organization unique in our industry and one that delivers integrated technology solutions to our core business sectors. ETC is making key advances in areas including reservoir management, deepwater exploration and production, seismic imaging, clean fuel production, and next-generation gas-to-liquids conversion technology.

Hydrogen. ChevronTexaco Technology Ventures, a wholly owned unit within ChevronTexaco, continued to explore new, advanced energy technologies, with a particular focus on hydrogen. In 2003, Technology Ventures was awarded a cost-shared grant of approximately US$5.9 million by the U.S. Department of Energy to explore new hydrogen fuel-processing applications as part of a larger research and development initiative.

In early 2004, ChevronTexaco and its project partners, Hyundai Motor Company and UTC Fuel Cells, were selected by the U.S. Department of Energy to lead a five-year "Controlled Hydrogen Fleet and Infrastructure Demonstration and Validation Project," designed to showcase practical application of hydrogen energy technology. Under the project, ChevronTexaco intends to provide the design and construction of up to six hydrogen fueling stations to be operated primarily in California.

ChevronTexaco also announced an innovative cooperative agreement with the Alameda-Contra Costa Transit District (AC Transit, Oakland, California) to build a state-of-the-art hydrogen energy station in Oakland that will produce hydrogen fuel for fuel cell fleets. The station will have the additional capability of utilizing excess hydrogen production to generate high-quality electrical power from a stationary fuel cell.

Emerging Energy. ChevronTexaco Technology Ventures formed a new Emerging Energies group tasked with identifying and assessing strategic and commercial opportunities to advance or apply a wide variety of energy technologies, such as solar, wind, biomass and geothermal. Additionally, ChevronTexaco's Venture Capital group invests in early-stage technology companies whose innovations could benefit ChevronTexaco's existing businesses or lead to new growth opportunities.

Distributed Generation and Integrated Energy Solutions. Chevron Energy Solutions (CES), a wholly owned unit within ChevronTexaco, acquired Energy Masters International and Viron Energy Services. CES provides, among other services, energy conservation, efficiency and power generation improvements to educational institutions, government agencies, and commercial and industrial businesses around the world. CES also installs distributed or backup generation, including proven alternative technologies such as fuel cells and solar power. In addition to helping schools and government institutions improve energy efficiency and reduce energy costs, CES projects for its clients reduced CO_2 emissions by 235,000 metric tons in 2003.

In early 2004, CES was awarded contracts from the U.S. Department of Defense and the U.S. Department of Energy to engineer and install facility improvements at three military bases. The improvements are expected to save U.S. taxpayers approximately US$150 million and reduce GHG emissions by nearly 1.4 million metric tons over the course of the 18-year contract.

31/33



Left, Caspian Pipeline Consortium's (CPC) terminal, Novorossiysk, Russia. The US$2.6 billion CPC project consists of a 935-mile pipeline.

Right, a supply vessel makes a delivery to Genesis Platform in the U.S. Gulf of Mexico. Far right, Allen Hein, maintenance team leader, communicates with a co-worker.

C Global NOx and SOx Emissions (2003)

Metric tons


NOx
SOx
125,630
141,446

	NOx	SOx
Upstream	100,046	111,050
Downstream	13,109	29,010
Other	12,475	1,386
Total	125,630	141,446

2003 is the first year that total SO_x and NO_x data were collected at the corporate level.

D U.S. Refining Emissions

Metric tons


1999
2000
2001
2002
2003
12,000
10,000
8,000
6,000
4,000
2,000
0

	1999	2000	2001	2002	2003
NOx	11,955	11,733	11,358	8,213	7,990
SOx	10,745	12,411	11,295	11,356	10,501
VOC	10,105	9,326	7,793	8,535	8,555

Metric tons per million barrels processed


1999
2000
2001
2002
2003
40
30
20
10
0

	1999	2000	2001	2002	2003
NOx	39	35	33	24	24
SOx	35	37	32	33	31
VOC	30	28	22	25	25

The 2003 data contain 2002 data for the Hawaii Refinery and 2002 VOC data for the Pascagoula Refinery.

Preliminary data on global VOC emissions have been collected and are currently being validated internally. These data will appear in our 2004 Corporate Responsibility Report. **See chart C**

While nonGHG air emissions are best managed at the business unit, country or facility level, in developing our global benchmark we aim to address these emissions in a more systematic and measurable way across all our operations. Within our U.S. refining operations, our installation of control technology in many facilities in recent years has resulted in a continued reduction in both NOx and SOx emissions, while in the last year, VOC emissions remained roughly constant. On a normalized, per-barrels-of-refined-product-produced basis, emissions of NOx, SOx and VOC stayed roughly flat from 2002 to 2003. **See chart D**

Environmental Expenditures, Fines and Litigation

Environmental Expenditures

Using definitions and guidelines established by the American Petroleum Institute, and as we reported to the U.S. Securities and Exchange Commission, we estimate our worldwide environmental spending in 2003 at US$1.1 billion for ChevronTexaco consolidated companies. Included in these expenditures are US$305 million of environmental capital expenditures and US$820 million of costs associated with the control and abatement of hazardous substances and pollutants from our ongoing operations.

Environmental Fines and Settlements

At times in 2003, our facilities did not meet all governmental environmental, health and safety requirements, resulting in fines and penalties. We are committed to improving and learning from our mistakes. In 2003, we paid nearly US$4.7 million in environmental, and health and safety fines and settlements. **See chart E**

The number of such settlements rose from 278 in 2002 to 470 in 2003, mainly due to an increase in health and safety fines in the United States and Europe. Health and safety settlements accounted for 375 of the total, representing some US$1 million, while the remaining 95 fines and settlements were for environmental issues accounting for US$3.7 million.

The most significant expense in 2003 was US$2.86 million, which related to the settlement of two lawsuits that alleged violations of the U.S. Clean Water Act in the Permian Basin. As part of the settlement, ChevronTexaco agreed to equipment upgrades, which accounted for the majority of the expense.

In 2003, as part of the U.S. Environmental Protection Agency's (EPA) Petroleum Refinery Initiative to reduce air emissions from the nation's refineries, Chevron U.S.A. Inc. entered into a voluntary agreement with the EPA and the states of Hawaii, Mississippi and Utah and the Bay Area Quality Management District in California. It is estimated the agreement will require the company to spend up to US$275 million to install and implement innovative control technologies to reduce emissions at its refineries. The company also will pay a US$3.5 million civil penalty and spend more than US$4 million on further emissions controls and other environmental projects in communities around the company's refineries. While the company disagrees with the underlying allegations made





against it in the case, it believes that the voluntary settlement provided a resolution that emphasizes environmental benefit and is consistent with the company's ongoing work to control emissions.

Litigation in Ecuador

ChevronTexaco remains the subject of litigation in Ecuador stemming from the involvement of a subsidiary in an oil producing consortium from 1964 to 1992. The lawsuit, which alleges environmental damage, is now before a court in the Oriente region of Ecuador. The company is vigorously challenging the lawsuit on the grounds that Texaco Petroleum Company (TexPet) satisfied all its obligations and commitments and was released by the government of Ecuador from all claims and obligations after TexPet completed a US$40 million remediation program in 1998. In addition, the company maintains that the state oil company should be the responsible party since it was the majority partner in the consortium and has owned and operated the oil fields exclusively for more than a decade. The trial commenced in October 2003, and no decision is expected before the end of 2004.

Spills

Our continued efforts to reduce oil and chemical spills in 2003 resulted in a significant performance improvement from the previous year. The volume of oil released in spills, equivalent to 26,540 barrels, fell by more than 50 percent, exceeding our year-over-year target of a 20 percent reduction. At the same time, the number of petroleum spills fell from 1,502 incidents to 1,145, a reduction of 24 percent in a year. Less than 1 percent of the spilled oil went to water and a little less than half of the total spilled volume was recovered immediately. A single pipeline spill in Texas accounted for 10,871 barrels, or 41 percent of the 2003 total spill volume. This spill resulted from a mechanical failure of a small fitting. See chart

In 2003, our chemical spill performance improved in terms of the number of spills, down to 28 from 75 the previous year, but the volume of chemicals involved in the spills rose to 708 kilograms from 135 kilograms in 2002.

Our North American upstream operations have been proactive in spill prevention, holding their second annual Oil Spill Prevention Forum in 2003. This forum, attended by more than 75 senior managers; operations staff; engineers; and health, environment and safety professionals, focused on the sharing and adoption of successful practices and technologies. Outside North America, the company also has undertaken a concerted effort to improve spill performance – and is seeing significant positive results. For example, in 2000, Saudi Arabian Texaco (SAT), together with its partners, formed a team tasked with reducing oil spills. Between 1997 and 2003, SAT reduced the volume of oil spilled at the Wafra Field in the Partitioned Neutral Zone by 95 percent and the number of spills by 67 percent. This dramatic improvement was accomplished through an aggressive inspection program using state-of-the-art techniques, including Magnetic Flux Leakage and Guided Wave Ultrasonic detection to assess flow-line conditions.

We remain committed to achieving world-class performance by 2006, which for us translates into a continued target of 20 percent year-over-year reduction in volume of petroleum spilled.

Environmental, and Health and Safety Fines and Settlements

	1999	2000	2001	2002	2003
Total paid (US$million)	0.94	1.44	0.95	4.28	4.69
Total number of fines	792	519	388	278	470

1999–2000 data are Chevron. 2001–2003 data are ChevronTexaco.

Petroleum Spills



1999
2000
2001
2002
2003
160,000
120,000
80,000
40,000
0

	1999	2000	2001	2002	2003
— Volume of spills (barrels)	164,686	34,460	54,834	54,696	26,540
— Volume recovered (barrels)	–	–	48,348	27,805	10,659
Number of spills	2,169	1,553	1,428	1,502	1,145

1999–2001 data are combined Chevron and Texaco. 2002 and 2003 data are ChevronTexaco. Prior to 2001, volume recovered was not tracked at the corporate level.

"We recognize that many of the issues of importance to our company and our stakeholders are long-term, and there is still much to be done. I can assure you that ChevronTexaco people everywhere are committed to continuing our work in these areas and looking for new solutions that will improve the lives of people everywhere."

Dave O'Reilly

Chairman of the Board and Chief Executive Officer

33/33

Exhibit C

29 Pages

Chevron Human Energy

Climate Change

Investing in Research and Improved Technology

Chevron recognizes and shares the concerns that governments and the public have about climate change. To manage greenhouse gas emissions we have a comprehensive program that is integrated into our business decisions.



To effectively manage our greenhouse gas emissions while growing our business to meet the world's energy needs, we have created a comprehensive plan, known as the Climate Change Plan of Action.
View Plan of Action on Climate Change



In alignment with our Plan of Action on Climate Change, the following principles are essential to ensure flexible and economically sound policies in light of uncertainties that exist.
View 7 Principles for Addressing Climate Change

Updated: September 2007

1/29

Chevron

Human Energy

Action Plan on Climate Change

Introduction to Chevron's Action Plan to Address Global Climate Change

The use of fossil fuels to meet the world's energy needs has contributed to an increase in greenhouse gases — mainly carbon dioxide (CO_2) and methane — in the Earth's atmosphere. There is a widespread view that this increase is leading to climate change, with adverse effects on the environment.

One of the most critical environmental challenges facing the world today is finding ways to provide and use reliable, affordable energy while reducing long–term growth in greenhouse gas emissions. Technology offers a variety of potential solutions, including efficiency *improvements*; CO_2 *capture and geologic storage*; *the use of trees, plants and soils to store carbon*; and the development of commercially viable nonfossil–fuel energy systems. These advances can also enable the potential evolution to an economy based on hydrogen fuel.

To effectively manage our greenhouse gas emissions while growing our business to meet the world's energy needs, we have created a comprehensive plan, known as the Climate Change Plan of Action.

Reducing Emissions of Greenhouse Gases and Increasing Energy Efficiency

Investing in Research, Development and Improved Technology

Pursuing Business Opportunities in Promising Innovative Energy Technologies

Supporting Flexible and Economically Sound Policies and Mechanisms That Protect the Environment

Updated: September 2007

2|29

Chevron

Human Energy®

Action Plan on Climate Change

Introduction to Chevron's Action Plan to Address Global Climate Change

Reducing Emissions of Greenhouse Gases and Increasing Energy Efficiency

Chevron is taking actions to reduce greenhouse gas emissions from operations. We inventory our emissions and use innovative technologies to continually improve the energy efficiency of our existing operations, new projects, products, and services. We are incorporating greenhouse gas emissions assessments into our capital project evaluation.

In 2006, our operations emitted 61.9 million metric tons of CO_2 equivalent, well under our goal of 68.5 million metric tons of CO_2 equivalent.[1] For 2007, we are setting a preliminary goal of 63.5 million metric tons of CO_2 equivalent. We intend to manage our emissions while growing our business. Chevron continues to execute energy efficiency improvements and to reduce flaring and venting emissions.

The primary sources of our greenhouse gas emissions are combustion, which occurs during operations, and flaring and venting of natural gas, a byproduct of crude oil production. In 2006, these combined sources accounted for more than 90 percent of our greenhouse gas emissions.

Our products resulted in emissions from combustion of 395 million metric tons of CO_2 in 2006.[2]

Measuring Greenhouse Gas Emissions

The first step in reducing greenhouse gas emissions is measuring and reporting. As part of its climate change action plan, Chevron completed its first greenhouse gas inventory in 2002, and began promoting consistency of greenhouse gas emissions measuring within the energy industry.

3/89

Chevron transferred ownership of its SANGEA™ Energy and Emissions Estimating System software, free of charge, to the American Petroleum Institute (API) to promote the standardization of greenhouse gas emissions accounting. API will be able to continue to make the SANGEA™ software available without charge to the worldwide energy industry.

Chevron has committed to setting annual greenhouse gas emissions targets and we conduct third–party verification of our greenhouse gas emissions measuring system. We continue to develop a long–term emissions forecast aligned with our strategy of emissions reduction.

We measure the emission of the following greenhouse gases at our facilities:

- Carbon Dioxide
- Methane
- Nitrous Oxide

From the following sources:

- Onsite fuel consumption
- Process emissions
- Flaring
- Venting
- Fugitive Emissions
- Indirect Emissions
- Onsite Waste Treatment

We also require that capital projects evaluate greenhouse gas emissions profiles, opportunities for reduction and the potential opportunities from carbon credits that result from emission reductions. All capital projects of more than $5 million must conduct an initial analysis to estimate emissions and their potential range of carbon costs and benefits. Analyses are then integrated into the capital projects planning process. Projects of more than $50 million must submit results from the full assessment before they are funded.

We have an independent verification of greenhouse gas emissions from 2002 and 2003. We are currently engaged in an independent verification of our 2004, 2005, and 2006 emissions data.

4/29

Capitalizing on Energy Efficiency

Exploration, production, shipping and refining operations require a significant amount of energy. The sources of this energy are primarily natural gas, crude oil, liquefied petroleum gas, diesel fuel and electricity.

As existing production fields mature, more energy is needed to produce the same amount of crude oil and natural gas. Also, additional energy is required as oil and gas production increases and refinery throughput increases. The need for cleaner products also increases the amount of energy needed to run our operations.

Consequently, improving the energy efficiency of our operations is increasingly important from an environmental and business perspective. The cost of energy to the company is substantial, averaging $3 billion annually from 2001 to 2005 and reaching $5.3 billion in 2006. The total energy consumption of our operated assets in 2006 was 900 trillion Btu.

In 2006, we beat our target on the Chevron Energy Index, which measures energy use at each facility and for each business activity. Chevron achieved a level of 73 on the index, an improvement of three points over 2005 and two points better than our goal of 75. Today, our operations are 27 percent more energy efficient than they were in 1992, the base year. This improvement translates into lower greenhouse gas emissions required to produce our products.

Our business units continue to make steady progress each year in improving their energy efficiency. Continuing this trend requires constant focus and progress on our key energy efficiency opportunities, including designing energy efficiency into our capital projects, keeping existing equipment efficient through proper maintenance and upgrading, and auditing and benchmarking our progress. Cogenerating power and steam in our facilities has also been an important part of our overall strategy since the early 1990s.

Reducing Flaring and Venting

Flaring and venting reduction is an important part of our climate change strategy and Chevron has adopted an environmental performance standard to drive operational excellence in the management of flaring and venting in our operations. The standard is aligned with the objectives of the Global Gas Flaring Reduction Public–Private Partnership coordinated by the World Bank. The standard requires that all new capital projects be developed without continuous associated gas flaring and venting unless it is infeasible to do so. Our business units have identified eight important flaring and venting reduction projects in Angola, Kazakhstan and Nigeria that are expected to produce significant reductions to greenhouse gas emissions by 2010.

5/29

In the United States, through voluntary efforts such as participation in the Environmental Protection Agency's Natural Gas STAR program, we have reduced natural gas emissions by more than 20 billion cubic feet since 1991. At the same time, the reduction of flaring and venting in overseas operations offers a significant opportunity to cut greenhouse gas emissions and utilize the gas resources.

[1] Chevron's greenhouse gas emissions data are reported on an equity basis for all businesses in which Chevron has an interest except where noted below. The following entities are not currently included in the Chevron corporate greenhouse gas inventory: Chevron Phillips Chemical Company, Dynegy Inc., the Caspian Pipeline Consortium, Azerbaijan International Operating Company, the Chad/Cameroon pipeline joint venture, Caltex Australia Limited's Lytton and Kurnell refineries, and other refineries in which Chevron has an equity interest of 16 percent or less. These are entities over which we do not have full operational control or which do not generally follow our corporate greenhouse gas inventory protocol or a compatible protocol.

[2] Product emissions are calculated based on total 2006 upstream liquids, gas and coal production figures from Chevron's 2006 Annual Report. The emission factors used are from the American Petroleum Institute's *Compendium of Greenhouse Gas Emissions Estimations Methodologies for the Oil and Gas Industry*, published in 2004.

Investing in Research, Development and Improved Technology

Pursuing Business Opportunities in Promising Innovative Energy Technologies

Supporting Flexible and Economically Sound Policies and Mechanisms That Protect the Environment

Updated: September 2007

6/29

Chevron
Human Energy

Action Plan on Climate Change

Introduction to Chevron's Action Plan to Address Global Climate Change

Reducing Emissions of Greenhouse Gases and Increasing Energy Efficiency

Investing in Research, Development and Improved Technology

Chevron invests in research to improve understanding of global climate change, identify mitigation strategies, and improve the cost effectiveness of mitigation technology. We develop and apply cost-effective technologies that reduce the carbon emissions associated with producing, delivering and consuming our products.

- Supporting Innovative Research
- Carbon Capture and Sequestration

Supporting Innovative Research

The Massachusetts Institute of Technology Joint Program on the Science and Policy of Global Change conducts science and economics policy research on global climate issues. Chevron co-funds the program, which focuses on the integration of natural science and social science aspects of the climate issue in order to produce analyses relevant to ongoing national and international discussions.

Chevron also has partnered with the University of California, Davis to develop commercially viable processes for the production of transportation fuels from renewable resources such as new energy crops, forest and agricultural residues, and municipal solid waste. Chevron plans to support a broad range of UC Davis scientists and engineers with funding of up to $25 million over five years for research in biochemical and thermochemical conversion, as well as a demonstration facility to test the commercial readiness of these technologies.

7/09

Chevron has established a research alliance with the Department of Energy's National Renewable Energy Laboratory in Golden, Colorado to advance the development of renewable transportation fuels.

Carbon Capture and Sequestration

Capturing and storing carbon dioxide in geologic formations (often called carbon sequestration) is among the key technologies Chevron *is pursuing to mitigate greenhouse gas emissions. Chevron is working with industry partners, academic institutions and government* researchers to develop and deploy the technology, including the Carbon Sequestration Leadership Forum, which is an organization of 22 national governments aimed at facilitating the widespread deployment of the technology.

Carbon sequestration involves separating carbon dioxide from other emissions, concentrating the gas and storing it under ground in existing geological formations such as depleted oil and gas reservoirs. At the planned Gorgon natural gas development in Australia, Chevron is designing a liquefied natural gas facility that could become the largest carbon dioxide storage project in the world with the potential to store approximately three million metric tons annually.

Chevron was a founding member of the CO_2 Capture Project to develop technology that captures carbon dioxide emissions and safely stores the gases in geologic formations underground. Since its inception in 2000, this project with more than $60 million of contributions from eight corporate members and three governments is aimed to dramatically cut costs and improve performance of technologies that can reduce greenhouse gas emissions. The U.S. Department of Energy, the European Union and the Research Council of Norway provided approximately half the funds for the project.

Chevron is a member of the US$26 million IEA Weyburn CO_2 Monitoring and Storage Project, which consists of companies from Canada; governments of the United States, Canada and the Canadian provinces; and the International Energy Agency's Greenhouse Gas R&D Programme. The aim of the project is to predict and verify the ability of an oil reservoir located in western Canada to securely and economically store CO_2. Now in Phase 2 (2004–2007), the project is developing cost–effective monitoring technologies, best practices and risk–assessment methodologies.

Chevron is also a participant in the Massachusetts Institute of Technology Carbon Sequestration Project, The Gulf Coast Carbon Center, WestCarb (US Dept of Energy Regional Partnership) and the University of Texas CO_2 Sequestration Consortium.

Pursuing Business Opportunities in Promising Innovative Energy Technologies

8/79

Supporting Flexible and Economically Sound Policies and Mechanisms That Protect the Environment

Updated: September 2007

9/29

Chevron

Human Energy®

Action Plan on Climate Change

Pursuing Business Opportunities in Promising Innovative Energy Technologies

Chevron's research and business units are actively evaluating and investing in advanced energy technologies that have the potential to be commercially viable as well as beneficial to the environment.

Pursuing Innovative Energy Solutions

According to the International Energy Agency, Global energy demand is expected to increase by 50 percent by 2030. While conventional fossil fuels are expected to continue to be a primary source of energy for decades, changing market dynamics and higher energy prices are accelerating the pace and scale at which renewable energy is becoming a part of mainstream energy supplies.

10/09

Chevron's strategic intent is to invest in renewable energy technologies and capture profitable positions in important renewable sources of energy. As markets and regulatory requirements continue to evolve, we plan to build our existing portfolio of renewable energy with a focus on transportation and power generation.

Chevron has spent more than $2 billion in renewable and alternative energy and energy efficiency services since 2002 and we expect to spend more than $2.5 billion from 2007 through 2009 in these same areas.

Renewable Energy for Power Generation

Chevron is a leading producer of renewable energy in the world. We currently have installed capacity to produce 1,156 megawatts of clean electricity, which offers sustainable, affordable energy with virtually no emissions.

Geothermal energy, used for electricity production by utilities, constitutes most of our investment in renewable energy. Our projects in Indonesia and the Philippines have produced approximately 128 million megawatt-hours of electricity since 1979. Compared with coal-fired generation, this represents a reduction of approximately 77 million metric tons of CO_2.

Chevron Energy Solutions

We also work with institutions and businesses to develop projects that provide electricity from solar, wind, biomass and other emerging and proven technologies, largely through Chevron Energy Solutions. This wholly owned subsidiary of Chevron, provides public institutions and businesses with projects that increase energy efficiency and reliability, reduce operating costs, and benefit the environment. Customers include U.S. federal, state and local government agencies; educational institutions; and commercial and industrial businesses, including Chevron operating companies. Chevron Energy Solutions' projects are funded primarily by customers' energy savings gained through the installation of more efficient equipment and often include renewable and alternative power technologies.

Solar

Chevron operates one of the largest photovoltaic systems in the United States. The 500–kilowatt, six–acre facility provides power for the *company's heavy oil operations in* Bakersfield, *California. It is the only solar–powered oilfield in California.*

Alternative Transport Fuels

41/89

Chevron Technology Ventures, a subsidiary of Chevron, has led our alternative transport fuels and energy technology development, primarily biofuels and hydrogen technology. Two primary goals of this work are to determine whether these technologies can meet our standards for quality, reliability and efficiency and whether they can pass a market–commerciality and economics test.

Hydrogen

As a transportation fuel, hydrogen can be made from a variety of conventional and renewable energy sources. Chevron is taking a practical approach to hydrogen technology by developing public–private collaborations, commissioning hydrogen demonstration stations and implementing technologies in real–world applications. Chevron operates the largest, most complex hydrogen infrastructure in the United States, including fueling stations that produce hydrogen on site and demonstrate the safe, practical application of hydrogen technology.

Biofuels

Biofuels can contribute to meeting the world's growing demand for transportation fuels and Chevron has created a biofuels business unit to advance technology and pursue commercial opportunities related to ethanol and biodiesel. The new business unit completed the acquisition of a 22 percent interest in one of the first large scale facilities in the United States, located in Galveston, Texas, to produce biodiesel, which produces lower emissions compared with conventional diesel. The facility has the capability to expand operations to produce 100 million gallons per year, around 50 per cent of current US production.

Chevron has also formed an alliance with Weyerhaeuser, one of the world's largest integrated forest products companies, to jointly assess the feasibility of commercializing the production of biofuels from cellulose–based sources. The alliance will focus on researching and developing technology that can transform wood fiber and other nonfood sources of cellulose into economical, clean–burning biofuels for cars and trucks. Feedstock options include a wide range of materials from Weyerhaeuser's existing forest and mill system and cellulosic crops planted on Weyerhaeuser's managed forest plantations.

We also are collaborating with the state of California, General Motors and Pacific Ethanol to evaluate E85, a blend of 85 percent ethanol and 15 percent gasoline. The project will study performance, efficiency and environmental issues using reformulated E85, a renewable fuel that Chevron will make available at various demonstration stations for a fleet of 50 to 100 state vehicles.

Advanced Batteries

12/09

Chevron is part of a joint venture with Cobasys to commercialize nickel metal hydride batteries for applications such as hybrid electric cars (e.g. 2007 Saturn Green Line SUV).

Supporting Flexible and Economically Sound Policies and Mechanisms That Protect the Environment

Updated: September 2007

13/09

Chevron

Human Energy

Action Plan on Climate Change

Introduction to Chevron's Action Plan to Address Global Climate Change

Reducing Emissions of Greenhouse Gases and Increasing Energy Efficiency

Investing in Research, Development and Improved Technology

Pursuing Business Opportunities in Promising Innovative Energy Technologies

Supporting Flexible and Economically Sound Policies and Mechanisms That Protect the Environment

Chevron respects the varied views of its partner nations on this complex issue. We assist government policy development and decision making on energy issues and participate constructively in dialogue with a broad range of stakeholders on this complex challenge. We support the development and use of international mechanisms that provide flexible, market-based, economically sound means to reduce emissions.

Chevron participates in policy development and decision making on energy issues at the international and national levels, and in the United States at the state level. We also engage in constructive dialogues with a broad range of stakeholders on international mechanisms that provide flexible, market-based, economically sound means to reduce emissions. Since its inception in 2004, our carbon markets team has continued to support compliance efforts with the EU Emissions Trading Scheme and to pursue opportunities for credits under the Kyoto Protocol.

In September 2006, the state of California approved legislation mandating that greenhouse gas emissions in the state be reduced to 1990 levels by 2020. The state government is currently designing a regulatory program that will cover emissions from the company's upstream and downstream operations in the state, as well as developing a low-carbon fuels standard. This would essentially lower the overall carbon emissions created by transportation fuels in California. We are working closely with state officials and the business

14/29

community to help regulators design an efficient, achievable and equitable framework for businesses to use in meeting these new mandates.

In Australia, Chevron participates in the Australian Greenhouse Challenge Program by reporting our emissions through the Australian Petroleum Production and Exploration Association. In the US, Chevron participates in the US Environmental Protection Agency's Natural Gas STAR Program and has reduced natural gas emissions by more than 20 billion cubic feet since 1991.

Updated: September 2007

15/09

Chevron

Human Energy

Climate Change

7 Principles of Addressing Climate Change

Overview



Chevron shares the concerns of governments and the public about climate change and recognizes that the use of fossil fuels to meet the world's energy needs is a contributor to an increase in greenhouse gases (GHGs) in the Earth's atmosphere.

The Intergovernmental Panel on Climate Change concluded in its Fourth Assessment Report, released in 2007, that "warming of the climate system is unequivocal," and that it is "very likely" that a significant level of warming is due to human activity.

GHGs come from a variety of sources — power generation, transportation, agriculture and land use, manufacturing, and other activities. Fossil fuels — coal, oil and natural gas — release carbon dioxide during production and consumption. Fossil fuels are also the primary source of energy for the global economy, which is in the midst of a prolonged expansion that is contributing to a rising quality of life in many parts of the world, particularly in developing countries. Based on current projections of population and economic growth, the world's demand for energy *will increase substantially over the next 25 years. The majority of that energy will be provided by fossil fuels,* even as lower–carbon alternatives continue to emerge.

As we work to reduce GHGs, our collective challenge is to create solutions that protect the environment without undermining the growth of the global economy. We offer the following seven principles as guideposts for the development of policies.

1 Global Engagement

66/89

2 Energy Security

3 Maximize Conservation

4 Measured and Flexible Approach

5 Broad, Equitable Treatment

6 Enable Technology

7 Transparency

Updated: September 2007

17/29

Chevron





Produced by Policy, Government and Public Affairs
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324



7 principles for addressing climate change

Recycled
Recyclable

912-0932 (5/07) 4M (6/07) 4M

18/07

climate change:

AN OVERVIEW

Chevron shares the concerns of governments and the public about climate change and recognizes that the use of fossil fuels to meet the world's energy needs is a contributor to an increase in greenhouse gases (GHGs) in the Earth's atmosphere.

The Intergovernmental Panel on Climate Change concluded in its Fourth Assessment Report, released in 2007, that "warming of the climate system is unequivocal," and that it is "very likely" that a significant level of warming is due to human activity.

GHGs come from a variety of sources – power generation, transportation, agriculture and land use, manufacturing, and other activities. Fossil fuels – coal, oil and natural gas – release carbon dioxide during production and consumption. Fossil fuels are also the primary source of energy for the global economy, which is in the midst of a prolonged expansion that is contributing to a rising quality of life in many parts of the world, particularly in developing countries. Based on current projections of population and economic growth, the world's demand for energy will increase substantially over the next 25 years. The majority of that energy will be provided by fossil fuels, even as lower-carbon alternatives continue to emerge.

As we work to reduce GHGs, our collective challenge is to create solutions that protect the environment without undermining the growth of the global economy. We offer the following seven principles as guideposts for the development of policies.

7 principles for addressing climate change

Global Engagement

Energy Security

Maximize Conservation

Measured and Flexible Approach

Broad, Equitable Treatment

Enable Technology

Transparency

one:
Global Engagement

The reduction of greenhouse gases (GHGs) must be shared equitably by the top emitting countries of the world through long-term and coordinated national frameworks.

GHGs do not recognize sovereign borders. It is the cumulative effect of GHGs in the atmosphere that affects the climate, and it will require integrated and flexible global carbon management to effect change. Most emissions come from a relatively small number of countries, with absolute levels currently highest in developed countries, but emissions rising the fastest in developing countries. Equitable sharing among all top emitting nations will promote the efficacy of GHG reductions and will help ensure that individual countries are not put at competitive disadvantage.


2004
2030
Rest of World
Japan
Africa
Latin America
India
Middle East
Russia
E.U.
North America
China
40
30
20
10
0
Billion Metric Tons per Year
World Total
+55%


Energy-related CO2 emissions by region
– percent increase from 2004-2030
Billion Metric Tons per Year
China
+119%
Japan
-5%
North America
+27%
Latin America
+71%
E.U.
+10%
Russia
+25%
Middle East
+108%
Africa
+76%
India
+131%

Chart Source: International Energy Agency (IEA) World Energy Outlook 2006.

20/29

two:
Energy Security

Oil, coal and natural gas are expected to dominate energy supply for decades to come. Climate policy must recognize the role these critical energy sources play to ensure security of supply and economic growth.

To meet projected global energy demand, we will need all the energy we can develop. Reliable, affordable energy supplies are crucial to the development of strong economies, sustained improvements in the quality of life and the eradication of poverty. Even with accelerated development of low- and non-carbon energy sources, fossil fuels will continue to provide most of the world's energy needs. So future efforts must be twofold: advance the development of non-carbon alternatives and develop ways to reduce emissions from fossil fuels.



projected
8
6% NUCLEAR
28% COAL
24
34% OIL
The U.S. Energy Information Administration (USEIA) forecasts



Economic Growth and Energy
Canada
U.S.
Russia
South Korea
Germany
France
Japan
Italy
U.K.
1980 start date for trend lines
China
India
Gross Domestic Product (GDP) per capita and energy use

Chart Sources: (Top Right) Department of Energy (DOE)/Energy Information Administration (EIA) International Energy Outlook 2007. (Bottom Right–Energy Use) DOE/EIA.

(Bottom–GDP per Capita) Global Insights, March 2007 Purchasing Power Parity. Data as of 2004. *Purchasing Power Parity relates changes in a nominal exchange rate between countries' currencies to a currency's domestic purchasing power.

21/89

three:
Maximize Conservation

Energy efficiency and conservation are the most immediate and cost-effective sources of "new" energy with no GHG emissions. Government programs to promote energy efficiency and conservation must continue and should be enhanced.

In addition, the private sector should increase efforts to enhance efficiency in everything from manufacturing and transportation to building management and construction. Finally, consumers should be committed to behaviors and decisions that can minimize their individual carbon emissions impacts.

Efficiency plays a key role in GHG reductions.

Energy-Related Global CO_2 Emissions in Billion Metric Tons


45
35
25
2005
2010
2015
2020
2025
2030
16%
35%
OTHER
65%
EFFICIENCY

The world is getting more efficient – but can do better.

Barrels of Oil-Equivalent per $1,000 of Gross Domestic Product


25
20
15
10
5
0
China
U.S.
E.U.
Japan
1970
1980
1990
2000
2004

The two largest energy consumers have efficiency opportunities.

The United States is not as efficient as other industrialized economies. A 20 percent improvement would save the equivalent of 9 million barrels of oil per day across all energy sources. Around 3 million barrels per day of this would be savings of oil consumption – nearly a third of 2006 U.S. oil imports.

If China could become as efficient as the United States was in 1970, it would save the equivalent of 2.5 billion metric tons of CO_2 each year – about 10 percent of 2004 global emissions.

Potential ≈2.5 billion metric tons CO_2 savings/year

≈10% of 2004 global energy-related CO_2 emissions

*Based on IEA analysis. The IEA's Alternative Policy Scenario takes into account policies/measures that countries are considering related to energy security and energy-related CO_2 emissions, which are assumed to be adopted and implemented. Technologies not yet commercially demonstrated are not included.

Chart Sources: (Left) IEA World Energy Outlook 2006. (Right) IEA 2006 statistical data.

four:

Measured and Flexible Approach

GHG reduction objectives must avoid a disruptive economic impact and allow for realistic turnover of capital and a phase-in of new, low-carbon technologies. Periodic "checkpoints" are advised as new scientific and economic impact information becomes available.

As we develop policies, we need to remain pragmatic, realistic and flexible about solutions. It took a century to create the modern energy industry and half as long to realize groundbreaking advances such as the computer industry and the development of the Internet. Addressing climate change in a meaningful way is a far more complex, long-term proposition, requiring implementation of multiple solutions. Along the way, it will require periodic assessments to determine if the right results are being achieved from climate change policies, if actions are being shared equitably, and if global economic growth continues.

Infrastructure lifespans must be factored in.

Typical Infrastructure Lifespans



65* YEARS
45* YEARS
45* YEARS
30-60 YEARS
25* YEARS
12-20 YEARS
HYDRO STATION
BUILDING
COAL STATION
NUCLEAR STATION
GAS TURBINE
MOTOR VEHICLE

The world's existing energy infrastructure represents trillions of dollars in investment. As we move toward lower-carbon alternatives, we need to manage the turnover of this capital stock efficiently and economically, without stranding investments.

The 7 "wedges" – a flexible approach

Global Billion Metric Tons of Carbon Emissions per Year



14
7
0
2005
2055
2105
Currently Projected Path
7
WEDGES
(Projected)

Robert Socolow and his colleagues at Princeton developed a theoretical approach to reducing GHGs based on "wedges" of activity. Each of the seven wedges illustrated here represents an application of current technology that would reduce carbon emissions by 1 billion metric tons per year.

A large reduction in GHGs can be more effectively managed, with comparatively less economic disruption, if it's done through multiple pathways. Each one should be monitored to determine its environmental, economic and social impacts over time. "Checkpoints" can determine if the desired outcomes are being achieved or if modifications are needed.

Chart/Data Sources: (Top Right) The World Business Council for Sustainable Development, Facts and Trends to 2050, Energy and Climate Change 2004. (Bottom Right) Adaptation of Pacala, S., and R. Socolow, "Stabilization Wedges: Solving the Climate Problem for the Next 50 Years With Current Technologies," Science 13 August 2004: Vol. 305. No. 5686, pp. 968 - 972. http://www.princeton.edu/~cmi/resources/stabwedge.htm.

23/09

five:

Broad, Equitable Treatment

Broad and equitable treatment of all sectors of the economy is necessary to ensure no sector or company is disproportionately burdened.

GHGs are a function of many activities, from manufacturing and agriculture to how we power our homes and how much we drive. Policies should be implemented equitably across all sectors, so that all significant sources of emissions are addressed. This broadly shares the challenge of emission reductions, making it more likely to succeed, and creates a level playing field.



Total GHG Emissions
18%
18%
(Non-energy-related sources)
Global: 42
Billion Metric Tons



GHG emissions come from a variety of energy-related sources.
U.S.: 5.9
Billion Metric Tons
CO2 Emissions 2005
40%
33%
17%
6%
4%
Global: 26.6
Billion Metric Tons
CO2 Emissions 2004
41%
23%
24%
7%
5%

Chart Sources: (Left) 2004 energy-related emissions based on IEA 2006 statistical data; 2000 non-energy-related emissions based on World Resources Institute 2005 data. *CO2e = Carbon dioxide equivalent that includes non-energy-related GHGs such as methane, nitrous oxide and sulphur hexafluoride. (Right Top) DOE/EIA 2005 statistical data. (Right Bottom) IEA 2006 statistical data.

24/29

six:

Enable Technology

Government support and partnerships with the private sector for pre-competitive research and development in carbon *mitigation and clean energy technologies* must continue at an accelerated pace.

Emerging technology and as-yet-unknown technological breakthroughs have the potential to significantly reduce GHG emissions if they can be developed to commercial scale. At the same time, we should realize there is no "silver bullet," and climate change benefits will come from multiple solutions that will be developed over time. Having the right policies in place that encourage capital investment in technology and infrastructure will help.



Energy Efficiency

Technology can create enhanced energy efficiency across a wide range of activities. Buildings, for example, directly and indirectly generate substantial emissions. New advances in design and construction, such as ventilated double-skin facades, glass coatings and advanced batteries that can store solar power, can significantly reduce power demand and lower CO_2 emissions.



Natural Gas

Natural gas is only half as CO_2 intensive as coal per unit of electricity generated. New technology can enable the efficient production and transportation of natural gas supplies for power generation, as well as the development of ultraclean diesel fuel from natural gas.



Biofuels and Renewables

Technology is advancing across a wide range of renewable energy sources – biofuels, wind, solar, geothermal and others. Cellulosic conversion technology, for example, is currently under development to enable a wide variety of agricultural and forest waste to be manufactured into non-carbon transportation fuels.



Nuclear Energy

Nuclear power is another option in the energy portfolio and is carbon-emissions free. Significant strides have been made in operating safety, as well as measures to address waste storage issues.



Carbon Capture and Storage

CO_2 resulting from the production and combustion of fossil fuels can be captured and stored with current technologies, but at great costs. To capture a significant amount of the world's CO_2 emissions, particularly from coal-fired power plants, will require new, large-scale infrastructure. Initiatives are under way to advance this technology. Further reducing costs and assessing the commercial scale of this technology is critical.

Data Source: The World Business Council for Sustainable Development, Facts and Trends to 2050, Energy and Climate Change 2004

25|89

seven:

Transparency

The costs, risks, trade-offs and uncertainties associated with climate policies must be openly communicated.

Developing solutions of the scale required by the climate change challenge will be a complex endeavor. It is vitally important to understand and fully communicate the economic and social costs of various policies and the projected environmental benefits, both in the near term and the long term, so we can agree on solutions that are fair, balanced and effective.

Measuring the cost of CO_2 abatement

U.S. $ per Ton of CO_2, Billion Metric Tons CO_2e per Year in 2030

This representational chart was adapted from an analysis of GHG abatement costs conducted by McKinsey & Co. It measures the relative cost (per ton of CO_2 reduced) of a number of different abatement measures. In the "low" range are a variety of energy efficiency measures such as lighting and water heating. At the midpoint are measures such as the successful development of cellulosic ethanol and increased forestation.

This type of analysis can help provide the framework for policy-makers to better understand the cost of different abatement measures.

- A Insulation Improvements
- B Fuel-Efficient Commercial Vehicles
- C Lighting Systems
- D Water Heating
- E Fuel-Efficient Vehicles
- F Nuclear
- G Cellulosic Ethanol
- H Forestation
- I Solar
- J Soil
- K Industrial Motor Systems
- L Capture & Storage, Coal Retrofit
- M High-Cost Power Sector Abatement
- N Biodiesel


Higher
Medium
Low
(Net
Negative
Cost)
A
B
C
D
E
F
G
H
I
J
K
L
M
N

Chart/Data Source: McKinsey & Company, "Developing a cost curve for gas reduction," McKinsey Quarterly, Number 1 2007.

26/29


Produced by Policy, Government and Public Affairs
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

27/29

Chevron

Human Energy

Greenhouse Gas Verification

Chevron's efforts to manage and reduce greenhouse gas emissions are built upon the enterprise-wide SANGEA™ energy and emissions estimating system. The company began development of the system in 2000 and completed its implementation enterprise-wide in 2002. The SANGEA™ system allows Chevron to account for and report all known sources of carbon dioxide (CO_2), methane (CH4), and nitrous oxide (N2O) emissions, and to estimate energy and fuel use in a comprehensive, systematic manner.

At the same time in 2002, Chevron established its first greenhouse gas emissions inventory protocol, entitled "Establishing the Emissions Inventory for Chevron - Inventory Protocol 2002" or more simply, the Chevron Protocol. The Protocol (253 KB), which was revised February 17, 2004, provides guidelines, sets boundaries and establishes scope for what to report. It also defines emissions accounting principles and specific terminology for greenhouse gas emissions accounting and reporting. Together, the Chevron Protocol and the SANGEA™ system form the foundation for greenhouse gas emissions management throughout Chevron.

In 2003, Chevron commissioned KPMG and URS to conduct a third-party verification of its enterprise-wide greenhouse gas emissions inventory for the years 2002 and 2003. The verification effort concluded in August 2004. The basis of the verification effort, the work performed, and the final results are reported here:

Chevron's description of the independent review process and what we learned from it.

KPMG and URS Corporation's Independent Assurance Report (165 KB) to ChevronTexaco Corporation on its Greenhouse Gas Emissions for 2002 and 2003.

Beginning in 2006, Chevron engaged DNV to conduct an independent review of Chevron's worldwide 2004, 2005, and 2006 greenhouse gas emissions inventory. The review effort is scheduled for completion later in 2007.

78/79

Updated: September 2007

29/29

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 28, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Chevron Corporation

Dear Sir/Madam:

I have been asked by the Sisters of St. Dominic of Caldwell, New Jersey, the Basilian Fathers, Catholic Healthcare Partners, Catholic Healthcare West, Christian Brothers Investment Services, Inc. the Congregation of Divine Providence (San Antonio), the Congregation of the Passion (West Province), the Congregation of the Passion (East Province), the Dominican Sisters of Hope, the Dominican Sisters of Mission (San Jose), the Mercy Investment Program, the Missionary Oblates of Mary Immaculate, the Sisters of Charity of St. Elizabeth, the Sisters of Mercy Regional Community of Detroit, the Sisters of St. Joseph of Carondelet, the Sisters of Humility of Mary, the Ursuline Sisters of Tildonk (US Province), the Pension Boards of the United Church of Christ, the United Church Foundation, the United Methodist Church Foundation and the Service Employees International Union (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Chevron Corporation (hereinafter referred to either as "Chevron" or the Company"), and who have jointly submitted a shareholder proposal to Chevron, to respond to the letter dated January 3, 2008, sent to the Securities & Exchange Commission by the Company, in which Chevron contends that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rule 14a-8(i)(10). The Proponents own more than 822,700 shares of common stock of Chevron, with a current market value in excess of $68,000,000.

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Chevron's year 2008 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests Chevron to "adopt quantitative *goals* . . . for *reducing* total greenhouse gas emissions from the Company's *products* and operations and . . . report to shareholders . . . on its plans to achieve these goals". (Emphasis supplied.)

RULE 14a-8(i)(10)

The Proponents' shareholder proposal requests that Chevron report to its shareholders with respect to the Company's goals for reducing greenhouse gas ("GHG") emissions. Specifically, it asks for a report on what *goals* it has adopted for reducing emissions by (i) its operations and (ii) its products.

Whether a shareholder proposal has been substantially implemented is a fact question, and the burden of proof rests on the registrant. We submit that Chevron has failed to factually establish that it has substantially implemented the Proponents' shareholder proposal.

The shareholder proposal requests a policy and a report as to two matters: goals (i) for reducing GHG emissions from the Company's own operations and (ii) for reducing GHG emissions caused by the products that it produces. Together, these goals would cover the "life cycle" of the Company's products, from extraction from the ground and the processing of the raw materials (together, the Company's own operations) and finally from the ultimate use of its product. As can be seen from the statistics on pages 3-4 of the Company's letter, quoted in the first two bullet points with respect to the 2006 Chevron Corporate Responsibility Report and in the first bullet point with respect to the 2005 Report, more than 86% of GHG life cycle emissions stem from the use of its product rather than from its own operations and these 86% represent about 1 ½% of all GHG emissions in the entire world from all sources. Since a shareholder proposal cannot be "substantially" implemented if only half of the shareholder proposal has been implemented, in the present instance the Proponents' proposal cannot have been substantially implemented if Chevron has established and reported on only one of the two goals requested, i.e. only on goals for its operations and not for its products, or visa versa. And since the use of the product creates in excess of six times more GHG emissions than does the Company's own operations, and represents 1 1/2% of worldwide GHG emissions, this goal is the more significant one.

A diligent search of the excerpts from the Company's 2003-2006 Corporate Responsibility Reports set forth on pages 3-5 of its letter, as well as a careful reading of the full text of the Company's 29 page Exhibit C, reveals that there is absolutely no mention in those materials of any attempt to set goals for reduction of GHG emissions by its *products*. Thus, the Company has failed to establish that it has implemented one-half of the Proponents' shareholder proposal and consequently that proposal cannot be excluded by Rule 14a-8(i)(10).

A failure to set a reduction goal for the 1 ½% of the total worldwide GHG emissions that emanate from its product is surely a fatal flaw in the Company's argument. But even with regard to the setting of goals to reduce GHG emissions from its own operations, the Company has failed to establish that it has substantially complied with the Proponents' shareholder proposal. The shareholder proposal requests the Company to set goals to *reduce* its GHG emissions from its operations. As can be seen from the 2005 Report, actual GHG emissions in 2005 were 59.7 million metric tons of CO2 equivalents. The goal set (and met) for 2006 was 68.5 million metric tons of CO2 equivalents, an *increase*, not a reduction as requested by the shareholder proposal, of approximately 15%. It is difficult in the extreme to imagine how a request to set goals for the *reduction* of GHG emissions can be substantially complied with by setting a goal to increase those emissions. The same flaw appears in the statistics for the following year. The actual GHG emissions in 2006 were 61.9 million metric tons of CO2 equivalents (nearly 4% more than the preceding year) and the goal for 2007 was set at 63.5 million metric tons of CO2 equivalents, an increase of more than 4% over the actual GHG emissions in 2006. If a registrant sets goals each year that are higher than the actual emissions the prior year, it can hardly be said to be "adopt[ing] quantitative *goals* . . . for *reducing* total greenhouse gas emissions from the Company's . . . operations" as requested by the Proponents' shareholder proposal.

For all of the foregoing reasons, the Company has failed to overcome its burden of proving that it has substantially implemented the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Christopher A. Butner, Esq.
Sister Patricia Daly
All proponents
Leslie H. Lowe
Laura Berry

Chevron

RECEIVED

2008 FEB 12 PM 3:29

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Christopher A. Butner
Asst. Secretary,
Corporate Governance
Legal

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

Via Overnight Courier

February 8, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Excluding a Stockholder Proposal Concerning Greenhouse Gas (GHG) Emissions from Chevron Corporation's 2008 Proxy Materials

Dear Sir or Madam:

We refer you to our letter, dated January 3, 2008, requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action if Chevron Corporation excludes a stockholder proposal (the "2008 Proposal") submitted to it by the Sisters of St. Dominic of Caldwell New Jersey and other co-filers (together, the "Proponent") from Chevron's 2008 definitive proxy materials. The 2008 Proposal requests that Chevron's "Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2008, on its plans to achieve these goals."

In our original no-action letter request, we indicated that Chevron may exclude the 2008 Proposal from its definitive proxy materials under Rule 14a-8(i)(10) (substantially implemented) because Chevron has for several years adopted and disclosed quantitative goals for reducing GHG emissions and annually reports to stockholders and the general public on its performance against these goals and Chevron's other efforts to reduce GHG emissions. We have received a copy of Paul M. Neuhauser's correspondence to the Staff on behalf of the Proponent, dated January 28, 2008.

Mr. Neuhauser contends that Chevron has not substantially implemented the 2008 Proposal because Chevron's goals for and actual GHG emissions from operations have actually increased year-over-year. (*Proponent's Letter at page 3, para. 2*) As evidence of this, he points to Chevron's 2005, 2006 and 2007 goals for and actual GHG emissions. Mr. Neuhauser's argument is flawed, however, because it assumes, incorrectly, that there has been no simultaneous increase in the size and scope of Chevron's operations during the same periods and thus no net decrease in GHG emissions. In other words, Mr. Neuhauser incorrectly considers Chevron's goals for and actual GHG emissions on an absolute basis without regard to whether Chevron's actual operations have increased in size, for example, as the result of acquiring other producers. As noted in our original no-action letter request and exhibits provided in support, Chevron reported in its annual Corporate Responsibility Report for the periods cited by Mr. Neuhauser that:

- "In 2006, our operations emitted 61.9 million metric tons of CO_2 equivalent, well under our goal of 68.5 million metric tons of CO_2 equivalent. For 2007, we are setting a preliminary goal of 63.5 million metric tons of CO_2 equivalent." (*See Original No-Action Letter Request at 3 and Exhibit B at 4/33.*)

- "In 2005, we met our goal of no net increase in GHG emissions from our operations compared with 2004, **despite the addition of** new production capacity and exploring for and producing energy in more complex remote and energy intensive operating environments. Our 2005 emissions were 59.7 million metric tons of CO_2 equivalent emissions." (*See Original No-Action Letter Request at 4 and Exhibit B at 10/33.*) [emphasis added]

These goals for and actual GHG emissions do in fact represent net decreases in Chevron's GHG emissions in light of the fact that during the same periods, Chevron's operations simultaneously increased in size, scope and capacity. As noted above, in 2005, Chevron met its goal of no net increase in GHG emissions from our operations compared with 2004, "despite the addition of new production capacity and exploring for and producing energy in more complex remote and energy intensive operating environments." Moreover, as noted in the inset table in Exhibit B at 5/33 in our original no-action letter request, "Chevron's net increase of approximately 3 million metric tons of CO_2 equivalent emissions from 2005 to 2006 can be attributed primarily to accounting of emissions from former Unocal assets for the full year of 2006, compared with just five months in 2005 (Chevron acquired Unocal in August 2005.)" In other words, Chevron achieved a net reduction in GHG emissions from operations, despite having added substantial operational capacity as a result of acquiring Unocal in 2005. These facts evidence that Chevron's goals for reducing GHG emissions are much more meaningful than Mr. Neuhauser suggests and that, by publishing its goals and reporting on the same, Chevron has substantially implemented, or accomplished the essential objectives of, the 2008 Proposal.

Mr. Neuhauser also argues that Chevron has not substantially implemented the 2008 Proposal because, at best, Chevron has only addressed GHG emissions from its operations, not from its products. This argument is premised on the assertion that for a company to exclude a proposal under Rule 14a-8(i)(10) (substantially implemented), it must have implemented the proposal in precisely the manner requested. This is fundamentally at odds with the Staff's interpretations of Rule 14a-8(i)(10). As we discussed in our original no-action letter request, Staff responses to requests for no-action relief confirm that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available Mar. 28, 1991). See also, for example, *Honeywell International Inc.* (available Feb. 21, 2007) (proposal requesting sustainability report); *Exxon Mobil Corp.* (available Mar. 18, 2004) (proposal requesting report on company's response to rising pressures to reduce GHG emissions). In addition to goals for and reporting on GHG emissions from operations, Chevron does in fact annually report on its GHG emission from products. (*See Original No-Action Letter Request at 3 and Exhibit B at 4/33, 10/33 and 17/33.*)

More importantly, as respecting goals for GHG emissions from products, the 2008 Proposal is flawed because it incorrectly presumes and potentially misleads stockholders into believing that such goals would be meaningful. Chevron does not control the end use of its products (including the type of vehicle or machinery it may be used to power) and therefore cannot reliably establish plans to control GHG emissions resulting from their end use. In fact Chevron's own estimates for GHG emissions from products are based solely upon Chevron's total production figures. As noted in Chevron's 2006 Corporate Responsibility Report (*See Exhibit B at 4/33, footnote 2*), "[p]roduct emissions are calculated based on total 2006 upstream liquids, gas and coal production figures from Chevron's 2006 Annual Report. The emissions factors used are from the American Petroleum Institute's Compendium of Greenhouse Gas Emissions Estimations Methodologies for the Oil and Gas Industry, published in 2004." Given these accepted methods of calculating product emissions, the only way Chevron could actually see a decrease in such emissions would be if Chevron decreased its own production. Here again, it is important to note, as Chevron reported in its 2006 Corporate Responsibility Report, that Chevron's GHG emissions from products has remained relatively constant despite Chevron's growth and increased production. (Chevron reported 395 million metric tons of CO_2 equivalent emissions in 2006, 374 million metric tons in 2005, and 377 million metric tons in 2004.)

The underlying purpose of Rule 14a-8(i)(10) (as stated in connection with its predecessor rule) is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The essential objective of the 2008 Proposal is for Chevron to set quantitative goals for reducing GHG emissions and report its plans for achieving its goals. Chevron annually sets quantitative goals to reduce GHG emissions and publicly discloses its strategies and goals through an annual Corporate Responsibility Report and through the Chevron Web site. Accordingly, we respectfully renew our request that the Staff confirm that it will not recommend any enforcement action if Chevron excludes the 2008 Proposal from its definitive proxy materials pursuant to Rule 14a-8(i)(10) (substantially implemented).

If the Staff has any questions with respect to the foregoing, please contact me at 925-842-2796 or Rick E. Hansen at 925-842-2778. We may also be reached by facsimile at 925-842-2846 and would appreciate it if you would send your response to us by facsimile to that number. A copy of this letter and its attachments are being mailed on this date to the Proponent's representative and Mr. Neuhauser.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Counsel

Enclosures

cc Lydia I. Beebe
Charles A. James

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 8, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Chevron Corporation (GHG Emissions)

Dear Sir/Madam:

I am in receipt of the supplemental letter dated February 8, 2008, sent to the Securities & Exchange Commission by the Company in response to my earlier letter of January 28, 2008, in which Chevron reiterates its contention that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rule 14a-8(i)(10).

The Proponents' shareholder proposal requests Chevron to "adopt quantitative goals . . . for *reducing total greenhouse gas emissions* from the Company's products and operations and . . . report to shareholders . . . on its plans to achieve these goals". (Emphasis supplied.)

1.

In support of its contention that it has substantially implemented the Proponents' shareholder proposal the Company claims that it has set goals that result in decreasing the *intensity* of the emissions that result from its operations. However, the shareholder proposal does not call for a decrease in *intensity* of emissions. Rather, it calls on the Company to decrease the *absolute quantity* of emissions. Chevron makes no claim that it has set any such goals. Therefore it cannot have fully implemented the Proponents' shareholder proposal.

According to its letter dated February 8, 2008, as well as its earlier letter, in 2005 Chevron's emissions were 59.7 million metric tons CO2 equivalent and its goal for 2007 was 63.5 million metric tons CO2 equivalent. This is not a decrease in absolute emissions, as requested by the shareholder proposal. Furthermore, the goal for 2007 was *higher* than the actual emissions in 2006. Although Chevron met the goal called for in the Proponents' shareholder proposal back in 2005 (compared with 2004), that was three years ago and the Company has set no comparable goal for 2008, 2009 or years further out.

2.

The Proponents' shareholder proposal also requests the setting of Company goals to reduce the CO2 emissions of its products over their life-cycle. See *American Standard Companies, Inc.* (March 18, 2002); Cf. *Advanced Micro Devices, Inc.* (February 25, 1998). In order for the Company to establish that it has substantially implemented the Proponents' shareholder proposal, the Company must establish not only that it has established (and reported on) goals to reduce its CO2 emissions from its own operations, but also that it has established (and reported on) goals to reduce the CO2 emissions that its products cause.

The Company's letter of February 8, 2008, contends that it has substantially implemented that portion of the Proponents' shareholder proposal that deals with emissions from its *products*. This is clearly not so. Indeed, the thrust of its argument is not that Chevron has actually implemented the proposal, but rather that it would be unwise from a business perspective to do so since this could only be accomplished by cutting production. This argument (if true) might be an appropriate one to be placed in the Company's Statement in Opposition, but it is hardly proof that Chevron has actually implemented the Proponents' shareholder proposal so as to justify exclusion of that proposal under Rule 14a-8(i)(10).

Furthermore, the Company's own statistics are inconsistent with its argument. It claims that its product emissions are calculated (using a formula created by the American Petroleum Institute) based on total Chevron production. Thus the Company states (at p. 3, carryover paragraph) that "[p]roduct emissions are calculated based on total 2006 . . . production . . . . Given these accepted methods of calculating product emissions, the only way Chevron could actually see a decrease in such emissions would be if Chevron decreased its own production" This is not true. It could reduce the life cycle emissions if it shifted the mix of hydrocarbons that it produces. The Company produces petroleum, natural gas and coal. Of these three products, the least CO2 polluting is natural gas, the next is petroleum and by far the greatest emitter of CO2 is coal. The Company has substantial coal operations. As stated in its most recent 10-K (at p. 28):

Chevron's mining companies in the United States produce and market coal, molybdenum, rare earth minerals and calcined petroleum coke. Sales occur in both U.S. and international markets. The company's coal mining and marketing subsidiary, The Pittsburg & Midway Coal Mining Co. (P&M), owns and operates two surface mines, McKinley, in New Mexico, and Kemmerer, in Wyoming, and one underground mine, North River, in Alabama. Sales of coal from P&M's wholly owned mines were 12.6 million tons, down 1.0 million tons from 2005. Final reclamation activities continued in 2006 at the Farco surface mine in Texas. At year-end 2006, P&M controlled approximately 225 million tons of proven and probable coal reserves in the United States, including reserves of environmentally desirable low-sulfur coal. The company is contractually committed to deliver between 11 million and 12 million tons of coal per year through the end of 2009 and believes it will satisfy these contracts from existing coal reserves.

Thus, it is possible for Chevron to decrease the CO2 emissions from its products not only by decreasing the total quantity of product that it produces, but also by changing the product mix (e.g. substituting natural gas production for coal production, at least beginning in 2010).

We note that, whatever the reason (coal production or otherwise), the amount of CO2 emissions from its products in 2006, 2005 and 2004 were NOT exactly proportional to the "total production" by Chevron. Thus, according to Chevron's most recent 10-K (page 5), the Company in 2006 produced 2,558 thousand barrels per day ("b/d") of oil and equivalents (natural gas and natural gas liquids). The comparable figure for 2005 was 2,374 b/d and for 2004 was 2,369 b/d (see p. 6 of the Company's 10-K for 2005) The Company in its letter states that its products emitted 395 million metric tons of CO2 equivalents in 2006, 374 million tons in 2005 and 377 million tons in 2004. The amount of CO2 emissions in 2006 as compared to 2005 was not proportional to the increase in oil and gas production. Thus emissions of 395,000,000 tons were produced from 2,558,000 barrels per day of production, or a rate of 154.4175 tons of emissions from a day's production. In 2005, the comparable figure was 157.54 tons of emissions from a day's production (a 2% difference). In 2004, the comparable figure was 159.13887 tons of emissions from a day's production (an additional 1% difference, so that the difference between 2004 and 2006 is 3%).

Similarly, if one looks at the inputs to the Company's refineries, there is even less of a correlation between refinery usage and CO2 product emissions. According to the Company's most recent 10-K (p.24), these imputs were 1,989 thousand b/d in 2006, 1,883 b/d in 2005 and 1,958 b/d in 2004. Thus, using the same method of calculation as we used for the oil and gas production figures yields results of 198.59 tons of emissions from one day's worth of refinery imputs in 2006; 198.619 tons in 2005, but only 192.54 in 2004 (a 3% difference).

A far greater lack of linear response is evident if refined product production is examined. Indeed, as far as refined products are concerned (most presumably what the Company is referring to in its letter), there appears to be no correlation between total refinery output and the claimed tons of CO2 equivalents emitted from the Company's products. The Company's most recent 10-K (at p. 26) reveals that refinery production was 3,621 thousand b/d in 2006, 3,725 thousand b/d in 2005 and 3,874 thousand b/d in 2004. Again dividing the "product emission" of 395,000,000 metric tons of CO2 equivalents in 2006, 374,000,000 tons in 2005 and 377,000,000 tons in 2006 by the respective daily refinery outputs of 3,621 thousand b/d, 3,725 thousand b/d and 3,874 thousand b/d, we get 109.08588 tons of CO2 per thousand b/d of refinery output in 2006, 100.40268 in 2005 and 97.315436 in 2004. In other words, despite the fact that the Company claims that CO2 emissions are proportional to its "total production figures" (page 3, line 2), according to the Company's own statistics, in 2006 its refinery products appear to have created 12% more CO2 per b/d than such products created in 2004.

Thus, the Company's own statistics show that there is no linear relationship between the amount of CO2 that is created by its products and either its oil and production or its refinery inputs and most certainly no linear relationship between the CO2 that is created by its products and the size of its refinery runs. A 12% increase over two years in the CO2 output from refinery output per b/d hardly seems consistent with the overall tenor of the Company's argument even if there is some explanation for the lack of linear correlation (such as coal production). Therefore, even if it were deemed relevant to the Proponents' proposal (which it is not), the Company has not shown that the only way to reduce CO2 emissions from its products is to decrease production.

In summary, Chevron has failed to carry its burden of proving that it has substantially implemented the Proponents' shareholder proposal.

In conclusion, we again request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Christopher A. Butner, Esq.
Sister Patricia Daly
All proponents
Leslie H. Lowe
Laura Berry

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 3, 2008

The proposal requests that the board adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the company's products and operations, and that the company report to shareholders on its plans to achieve these goals.

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Craig Slivka
Attorney-Adviser

END